IMPERIAL METALS CORPORATION

2009

Annual Report



discover . develop . operate


discover
develop
operate
P&H
785D

PRESIDENT'S MESSAGE

Exploration success at Red Chris sets stage for growth.

Operating income of $24.8 million in 2009 was close to the level achieved in 2008 ($25.4 million). Non cash losses on derivative instruments pushed overall results into negative territory with a net loss of $0.39 per share for 2009 compared to net income of $1.83 per share in 2008 when falling metal prices had the reverse effect on derivative instrument accounting. Adjusted net income, a better reflection of overall results, was $1.16 per share in 2009 compared to $1.71 in 2008.

Gold production at Mount Polley reached 49 thousand ounces in 2009, the highest number of ounces produced since reopening the mine in 2005. However, the changeover from high grade mill feed from the mined out Wight pit to lower grade mill feed from the Springer pit reduced copper production in 2009. Going forward, copper production will gradually improve as less oxidized ores are mined with increasing Springer pit depth. By year end 2009, the strip ratio for the ore tonnes remaining in the Springer pit had declined to 1.55 to 1, from the strip ratio of 3.19 to 1 at the end of 2007. As a result the mining rate will begin to drop; the current mining rate of 85,000 tonnes per day will drop to 75,000 tonnes per day later this year. The projected improvement of recoveries and reduction of mining rate will reduce production costs at Mount Polley.

Copper production at the Huckleberry mine was 45 million pounds, up from 37 million pounds in 2008. Copper grades increased as production moved deeper in the Main Zone Extension pit. Huckleberry's 2010 copper production is expected to increase slightly as mining continues to move into the deeper, higher grade portions of the Main Zone Extension pit.

Exploration drilling at Red Chris continued to generate stellar results including a spectacular intercept of 152.5 metres of 4.12% copper, 8.83 g/t gold and 10.46 g/t silver in RC09-350. Drilling in 2009 totalled 14,172 metres in 11 holes. In 2009 the site was accessed by the 17 kilometre access road to the project site completed in 2008. The deep diamond drill rig count at Red Chris will be increased from the two rigs currently operating to six.

At the Sterling gold property in Nevada, work continued to expand the gold resource and develop the 144 zone with underground diamond drilling and underground development being completed. This work continues and in 2010 underground development will include a drift across the zone to gather further information on the mineability and metallurgy of the zone.

The Selkirk transaction completed in late 2009 added significant value to Imperial's management team and property portfolio. We look forward to building and expanding on the excellent results previously achieved with the Selkirk property package.

Exploration drilling at Mount Polley tested a number of areas. Highlights included additional high grade intercepts in the Boundary zone and the discovery of a new area of mineralization northwest of the Springer pit called the Junction zone. Work has started to establish a portal in the Wight pit, from which a 500 metre long ramp will be driven to provide underground access for further exploration and possible mining of Boundary zone mineralization.

The impact of higher copper and gold prices in 2009 was muted somewhat by the rising value of the Canadian dollar. Huckleberry and Mount Polley are expected to generate sufficient cash flow in 2010 at current metal prices and exchange rates to fund the significant exploration and development expenditures planned for 2010. These expenditures include a budget of $27 million for exploration and development at Red Chris.

Provincial and Federal Government funding has been announced to complete the Northern Transmission Line, a power line designed to extend British Columbia's power grid to the northwest quadrant of the province up to Bob Quinn. The construction of this power line will enable economic development and power generation in this portion of the province and will allow Red Chris to be tied into the grid at Bob Quinn. With this addition to the province's infrastructure, and with the continued exploration success Red Chris, Canadian controlled and managed Imperial Metals Corporation is well positioned for growth

On behalf of the directors, I thank all stakeholders, and especially our employees, for their continued support and work for Imperial.



J. Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis is a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 29, 2010. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

OVERVIEW

Revenues were $201.1 million in 2009 compared to $229.7 million in 2008. The decrease is the result of lower sales volumes on lower copper prices. The London Metals Exchange cash settlement copper price per pound averaged US$2.34 in 2009 compared to US$3.15 in 2008. The US Dollar compared to the CDN Dollar averaged about 7% higher in 2009 than in 2008. In CDN Dollar terms the average copper price in 2009 was 20% less than the 2008 average copper price.

Revenue in the fourth quarter of 2009 was increased by a positive $4.1 million revenue revaluation due to increasing copper prices compared to a negative $27.1 million revenue revaluation in the fourth quarter of 2008 when copper prices fell sharply. Positive revenue revaluations are the result of the copper price on the settlement date and/or the current period balance sheet date being higher than when the revenue was initially recorded or the copper price at the last balance sheet date.

Operating income decreased to $24.8 million from $25.4 million in 2008 as result of lower contribution margins from mine operations. In 2009 lower depletion and depreciation expense was offset by higher share based compensation expense with the total equal to that of 2008 for these two expense items. The 2008 operating income was after a mineral property writedown of $16.2 million and foreign exchange gains of $5.6 million versus a $7.4 million foreign exchange loss in 2009.

Net loss for the year ended December 31, 2009 was $12.8 million ($0.39 per share) compared to net income of $59.6 million ($1.83 per share) in 2008. The decrease was primarily due to the change in realized and unrealized gains and losses on derivative instruments of a net loss of $42.7 million in 2009 versus a gain, net of provisions for loss on counterparty default, of $56.2 million in 2008.

Adjusted net income in 2009 was $37.5 million ($1.16 per share) compared to $55.5 million ($1.71 per share) in 2008. Adjusted net income is calculated by removing the gains or losses, net of related income taxes, resulting from mark to market revaluation of copper and foreign exchange hedging not related to the current period, removing the unrealized share based compensation expense, net of taxes, and removing certain other items, net of taxes, as further detailed on the following table.

Calculation of Adjusted Net Income

Years Ended December 31
(expressed in thousands of dollars, except share amounts)

		2009		2008
Net (loss) income as reported	$	(12,759)	$	59,617
Unrealized loss (gain) on derivative instruments, net of tax (a)(d)		43,704		(10,986)
Unrealized share based compensation expense (recovery), net of tax (b)		10,167		(4,332)
Adjustment to depletion expense on units-of-production assets, net of tax (e)		(3,587)		-
Writedown of mineral properties, net of tax		-		11,169
Adjusted Net Income (c)	$	37,525	$	55,468
Adjusted Net Income Per Share (c)	$	1.16	$	1.71

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper and foreign exchange hedged.

(b) Effective with the June 30, 2007 quarter, the Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value, net of taxes, if applicable, flow through net income. As a result of changes in the taxation of share based compensation no recovery of income taxes was recorded on the unrealized 2009 share based compensation expense..

(c) Adjusted net income and adjusted net income per share are not terms recognized under generally accepted accounting principles however it does show the current year's financial results excluding the effect of items not settling in the current year. The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

(d) The calculation of unrealized gain on derivative instruments for the year ended December 31, 2008 is net of the provision for loss on counterparty default on derivative instruments. The unrealized gains related to the derivative instruments with Lehman Brothers were written off during the year ended December 31, 2008 as described under the heading Derivative Instruments.

(e) In 2009 the Company recorded a correction to the depletion of units-of-production assets for the years 2005 to 2008.

Cash flow decreased to $54.6 million in 2009 from $76.3 million in 2008. The $21.7 million decrease is primarily the result of increased cash income taxes. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances. The Company believes cash flow is useful to investors and it is one of the measures used by management to assess the financial performance of the Company.

Capital expenditures were $26.7 million, down from $46.7 million in 2008 as the Company reduced capital expenditures in response to lower cash flow. Expenditures in 2009 were financed by cash flow from the Mount Polley and Huckleberry mines.

At December 31, 2009 the Company had $23.9 million (2008-$41.4 million) in cash and cash equivalents and short term investments, inclusive of the Company's share of cash and cash equivalents of Huckleberry of $24.1 million (2008-$18.3 million).

Derivative Instruments

The Company has not hedged gold or silver, only copper and the CDN/US Dollar exchange rate. During 2009 the Company recorded losses of $42.7 million on derivative instruments, primarily for copper, compared to gains of $84.5 million in 2008. These gains and losses result from the mark to market valuation of the derivative instruments based on changes in the price of copper and the CDN/US Dollar exchange rate. These amounts include realized gains of $19.7 million in 2009 and $40.3 million in 2008. The rapid decline in the price of copper during the latter part of 2008 resulted in large unrealized gains being recorded by the Company however these gains were reversed in 2009 with the recovery of the copper price. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company utilizes a variety of instruments for hedging including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper price and exchange rates compared to the copper price and exchange rate at the time when these contracts were entered into and the type and length of time to maturity of the contracts.

During the year ended December 31, 2008 a portion of the Company's derivative instruments were with Lehman Brothers Commodity Services Inc. ("LBCS"), a subsidiary of Lehman Brothers Holdings Inc. ("Lehman"). Both Lehman and LBCS have filed for bankruptcy protection. As a result of the bankruptcy filing of LBCS and Lehman, the uncertainty regarding the timing of, and the ultimate recovery of the LBCS derivatives, the Company has made a provision $28.3 million for the full amount of the LBCS derivatives.

Hedges for Mount Polley cover about 50% of copper settlements through the first quarter of 2011 via min/max zero cost collars. Hedges for Huckleberry include puts and forwards extending out to the second quarter of 2011 covering about 70% of copper settlements in the period.

At December 31, 2009 the Company has unrealized losses on its derivative instruments. This represents an decrease in fair value of the derivative instruments from the dates of purchase to December 31, 2009 due to the decline in the price of copper in the last half of 2008. Refer to Note 13 to the audited consolidated financial statements for the year ended December 31, 2009 for further details.

The Company has granted security to certain hedge counterparties to cover potential losses in excess of the credit facilities granted by the counterparties. At December 31, 2009 the Company had $2.6 million on deposit with counterparties.

Share Based Compensation Expense

During the June 2007 quarter the shareholders of the Company approved an amendment to the Company's stock option plans (the "Plan") that provides option holders the right to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Plan balances the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. As a result of the change to the Plan, generally accepted accounting principles result in a liability and related expense being recorded for the intrinsic value of the stock options. Additionally, payments made to option holders by the Company are deductible for income tax purposes.

The liability at December 31, 2009 for share based compensation expense increased to $10.1 million from nil at December 31, 2008 as the Company's share price recovered from the lows in the fourth quarter of 2008. The liability associated with the Company's stock options are revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change is recognized in net income for the period.

Selected Annual Financial Information

Years Ended December 31
[expressed in thousands of dollars, except share amounts]

		2009		2008		2007
Total Revenues	$	201,137	$	229,745	$	264,987
Net (Loss) Income	$	(12,759)	$	59,617	$	22,729
Net (Loss) Income per share	$	(0.39)	$	1.83	$	0.71
Diluted (Loss) Income per share	$	(0.39)	$	1.83	$	0.70
Adjusted Net Income (2)	$	37,525	$	55,468	$	31,885
Adjusted Net Income per share (2)	$	1.16	$	1.71	$	1.00
Working Capital (3)	$	28,054	$	54,211	$	9,030
Total Assets	$	373,071	$	384,901	$	320,741
Total Long Term Debt (including current portion)	$	2,656	$	4,648	$	9,514
Cash dividends declared per common share	$	0.00	$	0.00	$	0.00
Cash Flow (1)	$	54,552	$	76,334	$	61,876
Cash Flow per share (1)	$	1.68	$	2.35	$	1.94

(1) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

(2) Refer to previous table under heading Calculation of Adjusted Net Income for details of the calculation of these amounts for 2009 and 2008.

(3) Defined as current assets less current liabilities.

The reporting currency of the Company is the CDN Dollar. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles.

DEVELOPMENTS DURING 2009

General

In US Dollars, copper prices were 25% lower in 2009 than in 2008, averaging about US$2.34/lb compared to US$3.15/lb in 2008. The US Dollar declined against the CDN Dollar during 2009 ending the year weaker however the US Dollar averaged higher against the CDN Dollar during 2009 than during 2008. Factoring in the increase in the average exchange rate the price of copper averaged CDN$2.67/lb in 2009, about 20% less than the 2008 average of CDN$3.36/lb. The copper price averaged US$3.01/lb or CDN$3.18/lb in the last quarter of 2009.

Mount Polley

Annual Production
For the Years Ended December 31

	2009	2008	2007
Ore milled (tonnes)	7,045,737	6,848,983	6,444,112
Ore milled per calendar day (tonnes)	19,303	18,713	17,655
Grade % - Copper	0.371	0.552	0.461
Grade g/t – Gold	0.322	0.306	0.242
Recovery % – Copper	58.80	72.41	78.66
Recovery % – Gold	67.70	69.71	69.34
Copper produced (lbs)	33,860,500	60,305,759	51,506,144
Gold produced (oz)	49,412	47,001	34,833
Silver produced (oz)	202,992	522,340	370,731

The majority of mill feed in 2009 was supplied by the Springer pit, which will continue to supply the bulk of the mill feed at Mount Polley. In 2009 the Southeast and Wight also provided a portion of mill feed.

Daily mill through put in the fourth quarter 2009 averaged 19,303 tonnes per day up significantly from the 18,467 tonnes per day achieved in the fourth quarter 2008. This trend of increasing through put continues into January 2010, with an average of 20,652 tonnes per day compared with 13,411 tonnes per day achieved in January 2009. Mild weather conditions along with upgrades to materials handling systems have facilitated this significant increase in winter through put.

In January 2010, 120,000 tonnes was delivered to the mill from the Southeast pit. This ore graded 0.24% copper and 0.47 grams per tonne gold. This higher gold grade material along with excellent winter through put enabled production of over 5,000 ounces gold. Copper production for January 2010 was 2.7 million pounds.

Pond zone pit began delivering ore to the mill with 35,000 tonnes delivered in January 2010.

Exploration in 2009 focused on the Junction, Springer, Boundary, Pond and Southeast zones. Drilling returned significant intervals of copper/gold mineralization at all of the zones.

Junction zone lies northwest of the Springer pit and the drill program followed up on anomalies from trenching and other surveys which had revealed erratic low grade mineralization. Systematic drilling of the area has discovered several areas of significant mineralization, including some near surface intercepts.

Drilling at Boundary zone was designed to confirm high grade copper/gold mineralization. Highlights include drill hole ND09-92 which intersected 8.9 metres grading 1.50% copper and 0.90 g/t gold starting at 177.4 metres below surface and 37.3 metres grading 2.08% copper and 1.13 g/t gold starting at 260.2 metres. Drill hole WB09-254, a flat hole, was drilled to the Boundary zone drilling, from the west wall of the Wight pit, encountered significant mineralization including an intercept of 16.6 metres grading 2.29% copper and 1.58 g/t gold starting at 473.4 metres from the collar. Exploration at the Boundary zone in 2010 will include driving a 500 metre underground ramp from the Wight pit to the Boundary zone, intersecting it at approximately 250 metres below surface. Further exploration and delineation drilling of the zone will be completed from the underground development.

Exploration drilling resumed in late January 2010. A 11 line Titan geophysical survey completed at Mount Polley in the fall of 2009 will be used to guide exploration drilling in the coming season where possible.

Mount Polley exploration expenditures were $5.4 million in 2009 compared to $3.2 million in 2008. With the expanded land base, ongoing exploration at Mount Polley focused on identification of additional mineralized zones and expansion of identified zones. Drilling in 2009 tested seven zones on the property and provided further encouraging results. Drilling in 2009 included 127 diamond drill holes totaling 42,115 metres compared to 63 diamond drill holes totaling 19,440 metres in 2008.

Huckleberry

The financial results of Huckleberry continue to have a significant impact on Imperial's results. Imperial's share of Huckleberry's net loss in 2009 was $10.6 million compared to net income of $8.3 million in 2008. Huckleberry's net income declined due to higher losses on derivative instruments.

Annual Production (50% allocable to Imperial) For the Years Ended December 31	2009	2008	2007
Ore milled (tonnes)	6,133,700	6,031,300	6,477,600
Ore milled per calendar day (tonnes)	16,805	16,479	17,747
Grade % – Copper	0.377	0.316	0.442
Grade % – Molybdenum	0.006	0.006	0.013
Recovery % – Copper	90.20	88.5	87.4
Recovery % – Molybdenum	1.87	23.2	8.1
Copper produced (lbs)	45,931,532	37,219,000	55,145,000
Gold produced (oz)	3,482	3,058	5,847
Silver produced (oz)	266,940	245,781	212,735
Molybdenum produced (lbs)	14,467	187,798	304,224

All mill feed continues to come from the Main Zone Extension and the current mine plan provides for mill operations until August 2012. In 2009, Huckleberry completed an exploration program focused on drilling the Main Zone Stirrup target; a prism of rock which had not been adequately tested between the backfilled Main Zone pit and the currently producing Main Zone Saddle pit. The goal of this program was to ensure that all resources in the target area were adequately defined to allow economic evaluation.

In addition, drilling tested the lateral and depth extent of the resource below the Main pit. Of particular significance is DDH90ST-F which intersected 0.38% copper and 0.010% molybdenum over 486 metres from 12 to 498 metres. Since exploration began nearly 47 years ago, this is the longest intersection of continuous mineralization reported from Huckleberry. In 2010, a mine plan that includes mining of the resource below the Main Zone pit will be investigated.

Red Chris

At the Red Chris copper/gold property, Imperial continued with deep exploration of the East zone. The highlight of the season was hole RC09-350 which intersected 647.5 metres grading 1.50% copper and 2.68 grams per tonne gold. RC09-350 contains the highest grades returned from the Red Chris property to date. The 2009 exploration program also included completion of an airborne magnetic survey covering the bulk of the project, a 13 line Titan 24 geophysical survey, bobcat diamond drilling, geologic mapping, in addition to the nine deep drill holes which totaled 11,528 metres. Two other significant milestones for the project have been achieved concurrent with the completion of the successful exploration program. In mid September the provincial and federal governments announced they had both dedicated funds towards completion of the Northwest Transmission Line (NTL) which will bring the BC Hydro grid to within 120 kilometres of the Red Chris project. The other key event for Red Chris was the Supreme Court of Canada decision, in January 2010, which confirmed that Red Chris has completed all of the necessary Environmental Review for development of the project and may proceed toward development.

Plans for 2010 include an aggressive diamond drilling program estimated to complete 50,000 metres of drilling, while pursuing the Mines Act permits which will allow predevelopment clearing to begin this year. Exploration and geotechnical drilling started in January 2010.

Sterling

At Sterling during 2009 an underground diamond drilling program was completed which extended the 144 zone gold mineralization to the north, west and south. High grade gold mineralization was discovered in the latite dike that divides the 144 zone from its east extension. In advance of drilling, the north drift of the 144 zone decline was extended by 187 feet, and a new drill station was excavated at its face. A total of nine holes were drilled from this station, and were designed to test the northern extent of the 144 zone. Collectively the drill results added significantly to the size of the 144 zone. Extension of the underground development is being completed, that will include drifting across the 144 zone. The results of the 2009 drilling and underground development will be incorporated into the geologic model of the 144 zone and then the gold resource estimate will be updated, followed by a study to investigate whether the resource is sufficient to reopen the Sterling gold mine. The site has been permitted and bonding has been put in place to allow for a restart of mine operations.

Selkirk Metals Corp.

A business combination with Selkirk Metals Corp. was completed in November 2009. Selkirk's portfolio of BC early stage and advanced exploration properties include the Catface and Ruddock Creek projects. Imperial looks forward to working with the Selkirk team to further explore and develop these assets. Imperial issued 2.2 million common shares and paid approximately $2.6 million on closing to complete the acquisition of 100% of the issued and outstanding shares of Selkirk. Imperial welcomed Mr. Ted Muraro to the Board of Directors. Mr. Muraro, a director of Selkirk, has a long and distinguished career of over forty years in the mineral exploration industry.

Ruddock Creek

During 2009 a Universal Receiver Electromagnetic survey (UREM) was completed to augment the previous geophysical surveys completed in previous years including airborne, ground and borehole geophysical surveys. The known mineralization responds readily to these electromagnetic surveys in this geological environment which is devoid of conductive sediments and graphitic units. There were 24.05 km of ground survey completed in two grids. The results, when incorporated with the known geology, drill hole results and previous surveys identified specific targets which will be drill tested during future drilling campaigns.

Catface

An extensive community consultation process with the Ahousaht First Nation continued following the business combination of Selkirk and Imperial. As part of the consultation process, the Company maintains an office in the Ahousaht village and continues to work extensively with local leadership in support of the project. In October 2009 operations commenced to rehabilitate the main access road that had been used by previous logging operations and Falconbridge Limited for exploration access. Approximately 60% of the proposed rehabilitation was completed before the end of 2009. The balance of the rehabilitation has now been completed and construction of an exploration camp is underway. A diamond drilling program is planned for 2010 to further define and extend the Cliff zone, which hosts all the resource outlined to date, to test the Irishman Creek zone, and the area between these two zones. Further baseline sampling and testing will also be completed in support of environmental studies and permitting.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements include the following:

(a) Mineral Properties

Mineral properties represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions.

The costs associated with mineral properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depleted on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mineral properties in Note 5 of the consolidated financial statements.

The resource value represents the property interests that are contained in the measured and indicated resources that are not within the proven and probable reserves. Exploration potential is (i) mineralization included in inferred resources; (ii) areas of potential mineralization not included in any resource category.

Resource value and exploration potential value is noted as non-depletable mineral properties in Note 5 of the consolidated financial statements. At least annually or when otherwise appropriate and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category if resources or exploration potential have been converted into reserves.

Capitalized costs are depleted and depreciated by property using either a unit-of-production method over the estimated recoverable proven and probable reserves at the mines to which they relate, or for plant and equipment, using the straight line method over their estimated useful lives of 4-12 years for mobile mine equipment and vehicles and 4-5 years for office, computer and communications equipment.

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

Pre-production and Exploration Properties
The Company follows the method of accounting for these mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed to develop mining properties and construct facilities, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Stripping Costs
Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method as these reserves will directly benefit from the deferred stripping costs incurred.

Assessment of Impairment
Management reviews the carrying value of mineral exploration properties at least annually for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest. When the results of this review indicate that an impairment exists, the Company estimates the net recoverable amount of pre-feasibility study exploration properties by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of rights.

An impairment is considered to exist on post-feasibility exploration properties and producing mining properties, plant and equipment if the total undiscounted cash flows are less than the carrying amount of the assets.

When the carrying values of post-feasibility study exploration properties and producing mining properties, plant and equipment are estimated to exceed their net recoverable amounts, an impairment loss is measured and recorded based on estimated discounted cash flows.

(b) Depreciation and Depletion

Described in (a) above are the methods used by the Company to determine the depreciation and depletion of its producing mineral properties. The majority of capitalized costs are depreciated and depleted using a unit-of-production basis. This method relies on management's estimate of the ultimate amount of recoverable reserves, an amount that is dependant on a number of factors including the extent and grade of the ore, commodity prices, capital, mining, processing and reclamation costs, and success of exploration activities identifying additional mineral reserves.

(c) Future Site Reclamation Costs

The Company's mining and exploration activities are subject to various statutory, contractual or legal obligations for protection of the environment. At the date the obligation is incurred, the Company records a liability, discounted to net present value, for the estimated future costs to retire an asset including costs for dismantling, remediation and ongoing treatment and monitoring of the site. The present value is determined using the Company's credit adjusted risk free interest rate. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. The estimated present value of the future site reclamation costs are re-measured annually or when there are significant changes in the assumptions giving rise to the estimated cash flows.

Future site reclamation costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the useful life of the mineral property using the unit-of-production method.

(d) Share Based Compensation

The Company has stock option plans that provide all option holders the right to elect to receive either common shares or a direct cash payment in exchange for the options exercised. Share based compensation is accounted for using the intrinsic value method. Under this method, the Company accrues a liability for stock options based on the excess of the market price of the Company's common shares over the exercise price. The accrued liability is adjusted at each balance sheet date for the effect of stock option grants, vesting of stock options, stock options exercised, as well as the effect of changes in the underlying price of the Company's common shares. The net effect of these items is charged or credited to share based compensation expense. Any consideration received on the exercise of stock options is credited to share capital.

(e) Derivative Instruments

The Company uses derivative financial instruments to manage its exposure to metal prices and foreign exchange rates. Derivative financial instruments are measured at fair value and reflected on the balance sheet. The Company does not apply hedge accounting to derivative financial instruments and therefore any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled.

(f) Convertible Debentures

Convertible debentures are a compound financial instrument. Accordingly, the fair value of the conversion privilege forming part of the convertible debenture is classified as part of shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is accreted to the principal amount as additional interest expense over the term of the convertible debenture.

(g) Revenue Recognition

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counterparties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

(h) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized. Business acquisitions result in a gross up of mineral properties to recognize future income tax liabilities for the tax effect of such differences.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any recognition of a portion of previously unrecognized future income tax assets is recorded as a future income tax recovery in the statement of income.

(i) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short term investments, marketable securities, accounts receivable, derivative instrument assets and margin deposits, future site reclamation deposits, accounts payable and accrued liabilities, concentrate sales repayable, short term debt, derivative instrument liabilities, long term debt and debt component of convertible debentures.

Cash and cash equivalents, short term investments, derivative instrument assets and margin deposits, and future site reclamation deposits are classified as held-for-trading and recorded at fair value. Accounts receivable and margin deposits are classified as loans and receivables. Marketable securities are classified as a held-for-trading because the Company holds these securities for the purpose of trading. The fair value of marketable securities is based on quoted market prices. Held-for-trading financial assets are measured at fair value with mark-to-market gains and losses recorded in earnings in the period they occur. Accounts payable and accrued liabilities, concentrate sales repayable, short and long term debt, and debt component of convertible debentures are classified as other financial liabilities and recorded at amortized cost.

Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

The Company uses derivative financial instruments to mitigate the risk of revenue changes due to changes in copper price and the US/CDN Dollar exchange rate. These instruments do not meet the criteria for hedge accounting and consequently are measured at their fair values with changes in fair values recorded in earnings in the period they occur. Fair values for these derivative instruments are determined by counterparties using standard valuation techniques for derivative instruments by reference to current and projected market conditions as of the balance sheet date.

Transaction costs related to financial instruments are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of mineral properties, plant and equipment. Development and construction of these assets require a substantial period of time prior to commissioning them and therefore transaction costs for these assets are added to the cost of these assets until such time as the assets are substantially ready for their intended use or sale.

FUTURE ACCOUNTING CHANGES

(a) In February 2008 the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for financial periods beginning on and after January 1, 2011. Accordingly, the Company will be required to present its financial statements in accordance with IFRS for its fiscal year beginning January 1, 2011, including 2010 IFRS compliant comparative financial results.

In the first quarter of 2009, the Company appointed a project manager to lead the conversion to IFRS. It retained its auditors to assist its finance team in completing a diagnostic review of the significant differences between IFRS and Canadian GAAP. In the second quarter of 2009, the completed IFRS scoping and impact assessment analysis was reported to the Audit Committee and Board of Directors. In the third and fourth quarters of 2009, a detailed analysis of the major financial statement impact areas was completed and those financial impacts presented to the Audit Committee and Board of Directors by quantifying the income statement and balance sheet changes under IFRS and comparing the amounts to those under GAAP. The major financial impact areas identified for the Company were:

(a) Property plant and equipment
(b) Impairment testing
(c) Contingent liabilities, particularly asset retirement obligations
(d) Stock based compensation
(e) Interest in joint ventures

The Company reviewed the impact of IFRS to its information systems, processes and internal controls as a result of the major financial impact areas identified above. Although not significant, changes will be required and will be formally established in 2010. The Company will also review its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS. The exemption and accounting policy choices provided under IFRS 1 (the transition standard) were presented to the Board in 2009 along with management's recommendations. Final decision on all items has not yet been made.

Many IFRS standards are currently under review with the International Accounting Standards Board, and therefore other financial impacts are expected before transition in 2011. Those pronouncements are being monitored by the Company. It is expected that the financial statement and MD&A disclosure requirements under IFRS will have a significant impact on the Company's reporting. A detailed review of disclosures will be addressed in 2010.

(b) In January 2009, the Canadian Institute of Chartered Accountants ("CICA") issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. In addition, acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company's financial condition or operating results.

CHANGE IN ACCOUNTING POLICIES

During 2009 the Company adopted the following:

(a) Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible assets and Section 3450 – Research and Development Costs. The new standard establishes the recognition, measurement, presentation and disclosure of goodwill subsequent to initial recognition and of intangible assets by profit-oriented enterprises. The adoption of this section did not have a material impact on the Company's financial condition or operating results.

(b) In June 2009 the CICA issued amendments to Section 3862, "Financial Instruments – Disclosures", which are effective for annual financial statements for fiscal years ending after September 30, 2009 and which enhance current disclosure requirements for financial instruments. These enhanced disclosures set out a fair value hierarchy that classifies financial instruments according to the relative reliability of the inputs used to estimate their fair values. The impact of this amendment resulted in additional disclosures included in Note 18 of the Company's consolidated financial statements.

c) EIC-173 Credit risk and the fair value of financial assets and financial liabilities considers whether an entity's own credit risk and the credit risk of its counterparties should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. This mandatory interpretation applies for interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of EIC-173 did not result in a material impact on the Company's consolidated financial statements.

d) In March 2009 the CICA issued EIC Abstract 174 "Mining Exploration Costs" ("EIC-174") which supersedes EIC Abstract 126 – Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. The adoption of EIC-174 did not result in a material impact on the Company's consolidated financial statements.

RESULTS OF OPERATIONS FOR 2009 COMPARED TO 2008

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2009.

Financial Results

Overview

Revenues decreased to $201.1 million for the year ended December 31, 2009 from $229.7 million in the year ended 2008 due to lower sales volumes and lower copper prices.

Net loss for the year ended December 31, 2009 was $12.8 million ($0.39 per share) compared to net income of $59.6 million ($1.83 per share) in 2008. The decrease was primarily due to the change in realized and unrealized losses on derivative instruments of $42.7 million in 2009 versus a gain, net of provisions for loss on counterparty default, of $56.2 million in 2008.

The financial results of the Company are closely tied to the profitability of the Mount Polley and Huckleberry mines. The Mount Polley mine contributed $12.9 million to Imperial's operating income in 2009 compared to $49.5 million in 2008. Imperial's share of Huckleberry's operating income was $23.1 million in 2009 compared to a $27.2 million operating loss in 2008. The 2008 operating loss at Huckleberry was after deduction of a $16.2 million writedown of mineral properties.

Imperial had $42.7 million in net losses on derivative instruments in 2009 compared to net gains of $56.2 million after deduction of a $28.3 million provision for counterparty default on derivative instruments in 2008. These derivative instruments were put in place to provide cash flow protection against declines in the price of copper.

Mineral Production and Transportation Costs

Mineral production and transportation costs were $136.8 million in 2009 comprised of $98.3 million from Mount Polley and $38.5 million representing the Company's 50% share of Huckleberry. This compares to $160.3 million in 2008, comprised of $111.2 million from Mount Polley and $49.1 million from Huckleberry.

Mineral Property Holding Costs

Mineral property holdings costs were steady at $1.2 million in both 2009 and 2008.

Accretion of Future Site Restoration Costs

Accretion of future site restoration costs were steady at $1.1 million in both 2009 and 2008 as there were no significant changes to discount rates or future site reclamation obligations.

Depletion and Depreciation

Depletion and depreciation decreased to $14.8 million in 2009 from $29.2 million in 2008 due primarily to a $5.1 million decrease in the depletion charge resulting from a correction to the calculation of depletion on units-of-production assets for the years 2005 to 2008 and a $6.6 million reduction in depletion and depreciation at Huckleberry due to the writedown of Huckleberry in 2008.

General and Administration
General and administration expense increased to $3.0 million in 2009 from $2.5 million in 2008 due to higher staff, office and occupancy costs.

Share Based Compensation
Share based compensation expense was of $10.5 million in 2009 compared to a $5.0 million recovery in 2008. The large decline in the Company's share price in the latter part of 2008 resulted in the elimination of the share based expense obligations at December 31, 2008 as all options were no longer in-the-money, however this was reversed in 2009 with the increase in the Company's share price. See heading Share Based Compensation Expense for further details.

Interest Expense on Long Term Debt
Interest expense on long term debt decreased to $0.9 million in 2009 from $1.1 million in 2008 due to a lower level of debt in 2009.

Other Interest Expense
Other interest expense decreased to $0.2 million in 2009 compared to $1.2 million in 2008 due to lower level of short term debt in 2009.

Interest Accretion on Short and Long Term Debt
Interest accretion increased slightly to $1.2 million in 2009 from $1.1 million in 2008 as the principal balance on the convertible debentures increased from 2008.

Financing Costs
Financing costs were nil in 2009 compared to $1.1 million for a short term loan facility in 2008.

Foreign Exchange Loss
The average CDN/US Dollar exchange rate was $1.142 in 2009 compared to $1.067 in 2008. At December 31, 2009 the CDN/US Dollar exchange rate had fallen to $1.047 from $1.225 at December 31, 2008. The Company incurred $7.4 million in foreign exchange losses in 2009 versus gains of $5.6 million in 2008. These gains and losses are attributable to holding US Dollar denominated cash, accounts receivable and derivative instruments, partially offset by gains on short term debt. These net US Dollar asset balances are the result of the operations at the Mount Polley and Huckleberry mines.

Future Site Restoration Expense Recovery
A recovery of $0.7 million was recorded in 2009 when Huckleberry reduced its future site restoration cost liability. Ordinarily this adjustment would reduce the mineral property carrying value, however since Huckleberry had written down mineral properties to nil in 2008, this adjustment was reflected in income.

Writedown of Mineral Properties
In 2008 the Company wrote down the carrying value of Huckleberry by $15.8 million as a result of the decline in copper price leading to lower expected cash flows in future years resulting in an impairment charge. Impairment charges of $0.4 million were also taken on a number of exploration properties. There were no comparable items in 2009.

Gains on Derivative Instruments
During the year ended December 31, 2009 the Company entered into additional hedge contracts for the sale of copper and US Dollars to protect the Company's cash flow against a decline in the price of copper and US Dollar. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from 2008 resulted in a loss of $42.7 million during the year ended December 31, 2009 compared to a gain of $84.5 million in 2008. The unrealized net losses on the hedge contracts outstanding at December 31, 2009 was $9.5 million. The ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

Provision for Loss on Counterparty Default on Derivative Instruments
During the year ended December 31, 2008 the Company recorded a provision of $28.3 million for collection risk of unrealized gains on derivative instruments as described under heading Derivative Instruments. There was no comparable item in 2009.

Recovery of Income and Mining Taxes
Income and mining taxes was a recovery of $5.6 million in 2009 compared to an expense of $21.3 million in 2008. Huckleberry became cash taxable in 2008 and Imperial became cash taxable in 2009 as a result of taxable income deferred from 2008, net of utilization of loss carry forwards and other tax deductions. Current cash income taxes in 2009 were $18.0 million compared to a recovery of $1.0 million in 2008. A total of $1.3 million expense was recorded for mineral taxes payable to the Province of British Columbia in 2009 compared to $1.1 million in 2008. A recovery of $25.0 million in future income taxes, a non-cash item, was recorded in 2009 compared to an expense of $21.1 million in 2008. Falling income tax rates in future periods resulted in the Company recording a benefit of $3.8 million in 2008 compared to a lower tax recovery of $0.7 million in 2009.

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2008.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments, long term debt, convertible debt and equity attributable to common shareholders, comprised of share capital, contributed surplus, equity component of convertible debentures and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

LIQUIDITY & CAPITAL RESOURCES

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, short term investments, accounts receivable, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents, short term investments and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and diversified multinationals, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. in the fourth quarter of 2008 demonstrated that counterparty risk increased at that time. Changes in Government regulations and intervention by Governments in the financial sector since that time have mitigated the risk to some extent.

The Company's maximum exposure to credit risk at December 31, 2009 is $82.9 million compared to $127.9 million at December 31, 2008 as further detailed in Note 18 to the consolidated financial statements.

During 2009 the Company's credit risk changed significantly from the prior year as a result of increased economic uncertainty, related reduction in credit liquidity and increase in counterparty risk.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the cash necessary to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory, and subsequent to December 31, 2009, a $12.0 million revolving loan facility with a bank. The $12.0 million loan facility bears interest at Bank Prime Rate plus 1%, is due on demand and is secured by accounts receivable and inventory.

At December 31, 2009 the Company had $14.0 million in convertible debentures outstanding which were due for repayment on March 10, 2010. At December 31, 2009 these convertible debentures were in-the-money as the Company's share price exceeded the conversion price of $8.65 per share by in excess of 50%. Prior to March 10, 2010 all the debentures were converted to common shares of the Company with no outlay of cash by the Company to settle this debt.

At December 31, 2009 the cash balance of the Company, excluding Huckleberry, was overdrawn by $0.2 million due to the timing of cash receipts and disbursements at December 31, 2009. This overdraft was covered in the first week of January 2010 from the collection of accounts receivable.

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has not changed significantly from December 31, 2008. An increase in the price of copper from the levels at December 31, 2008, partially reduced by the decline in the US Dollar/CDN Dollar exchange rate, have reversed most of the decline in operating margins and cash flow recorded in the December 2008 quarter. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short term debt. If the US Dollar had been 10% higher/lower and all other variables were held constant, net income and comprehensive income for the year ended December 31, 2009 would have been higher/lower by $1.5 million. Commencing in the last quarter of 2008 the Company entered into derivative instruments to manage the US Dollar/CDN Dollar exchange rate related to Huckleberry production as disclosed in Note 13 (a) to the consolidated financial statements.

Cash Flow

The Company recorded a net loss of $12.8 million in the year ended December 31, 2009 compared to net income of $59.6 million in 2008. Cash flow was $54.6 million in 2009 compared to cash flow of $76.3 million in the prior year. The $21.7 million decrease is primarily the result of cash income taxes deferred from 2008 to 2009. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At December 31, 2009 the Company had working capital, defined as current assets less current liabilities of $28.1 million, a decrease of $26.1 million from working capital of $54.2 million at December 31, 2008. The December 31, 2009 working capital position reflects the decline in the value of the Company's derivative instruments since December 31, 2008 and the reclassification of $14.0 million of convertible debentures from non-current to current liabilities. Subsequent to December 31, 2009 all the convertible debentures were all converted into common shares of the Company with no outlay of cash by the Company to settle this debt.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $15.8 million in 2009 compared to $35.9 million in 2008. Expenditures of $7.5 million in 2009 at Mount Polley included Pond zone pit stripping, tailings dam construction and capital to maintain production capacity. Expenditures at Huckleberry in 2009 were $7.4 million for an excavator, drill, tailings dam construction and ongoing capital programs. Development expenditures at Red Chris totaled $0.7 million in the 2009 compared to $0.6 million in 2008. The 2008 expenditures at Mount Polley were for stripping the Springer pit and ongoing capital to maintain and expand productive capacity at the Mount Polley mine. The 2008 expenditures at Huckleberry were $4.0 million for ongoing capital projects. Capital expenditures in 2009 and 2008 were financed from cash flow from operations except for a long term debt of $1.1 million for one piece of mobile equipment at Mount Polley.

Exploration expenditures were $12.0 million in 2009 compared to $10.8 million in 2008. Mount Polley exploration totaled $5.4 million, $4.3 million was spent on exploration at Red Chris and $1.6 million was spent on underground drilling and related work at Sterling.

The acquisition of Selkirk, which was completed in late 2009, consumed $1.3 million of cash. This acquisition was financed by cash on hand and by the issuance of $13.1 million of shares of the Company.

Debt repayment and working capital requirements for 2010 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any long term debt or equity financings during 2010 however long term debt may be utilized when terms are favourable. The Company will continue to utilize short term debt to manage its day to day financing needs.

DEBT AND OTHER OBLIGATIONS

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Presently, the majority of the Company's outstanding borrowings are at fixed interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company in the year ended December 31, 2009 on its outstanding borrowings was 5.1%.

If interest rates had been 100 basis points higher/lower on the Company's floating rate debt and all other variables were held constant, the amount of interest expense in the year ended December 31, 2009 would have increased/decreased by less than $0.1 million.

The Company did not incur any new long term debt during 2008 and added $1.1 million in debt for one piece of mobile mine equipment in 2009.

In March 2008 the Company entered into a $30.0 million short term revolving working capital facility from a syndicate of lenders, a portion of which was used to repay the $10.0 million balance owing on the term facility for the purchase of bcMetals Corporation in 2007. During 2009 the Company also borrowed funds from related parties to assist with short term funding needs. These credit facilities are described under the heading Related Party Transactions.

Select use of short term debt during both 2009 and 2008 from purchasers of the Company's concentrate provided working capital to meet day to day cash requirements.

There were no conversions of the Company's convertible debentures during either 2009 or 2008. These debentures bear interest at 6% per annum and are due in March 2010. They are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share. In accordance with the accounting standards for convertible instruments the net proceeds of the convertible debenture has been allocated between debt and equity components at the date of issue and reflected as such in the consolidated balance sheet of the Company. As of December 31, 2009 and 2008 debentures with a face value of $14.0 million remain outstanding. Subsequent to December 31, 2009 all the convertible debentures were converted into common shares of the Company.

The Company had the following contractual obligations as of December 31, 2009:

[expressed in thousands of dollars]	2010	2011	2012	2013	Total
Long term debt	$ 1,436	$ 933	$ 287	$ -	$ 2,656
Short term debt	5,679	-	-	-	$ 5,679
Convertible debentures (1)	13,980	-	-	-	$ 13,980
Operating leases	409	261	114	6	$ 790
Mineral properties (2)	487	524	596	656	$ 2,263
Total	$ 21,991	$ 1,718	$ 997	$ 662	$ 25,368

(1) Assumes non-conversion of debentures.

(2) Mineral property commitments are the estimated payments required to keep the Company's claims or option agreements in good standing. Total is to the year 2013 only.

Subsequent to December 31, 2009 the Company obtained a $12.0 million revolving loan facility with a bank secured by accounts receivable and inventory to assist with working capital requirements. The loan bears interest at Bank Prime Rate plus 1%, is due on demand and is subject to maintenance of certain financial covenants.

Debt repayment and working capital requirements for 2010 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry and other debt or equity financings as may be required.

As at December 31, 2009 the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities and share based compensation liabilities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Share based compensation liabilities arise because the option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise.

The sensitivity analyses below have been determined based on the exposure to equity price risks at the reporting date.

If equity prices had been 5% higher or lower:

(a) net income for the year ended December 31, 2009 would have decreased/increased by under $1.1 million as a result of the change in the equity price of the Company's common shares and the equity prices of marketable securities. The Company does not hold significant balances of marketable securities and therefore the impact on net income would be minimal. Changes in the fair value of the marketable securities and share based compensation have been reflected in net income for the year; and

(b) other comprehensive income would not have changed as a result of changes in the fair value of marketable securities and share based compensation liabilities.

The Company's sensitivity to equity prices has not changed significantly from the prior year.

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as held for trading securities and share based compensation liabilities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The quoted market price used for financial liabilities owed by the Company is the current ask price.

The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values. Management believes that the carrying value of short and long term debt approximates fair value. Although the interest rates and credit spreads have changed since the long term debt was issued the fixed rate portion of the long term debt is close to maturity, will not be refinanced and therefore the carrying value is not materially different from fair value. The debt component of the convertible debentures is estimated to have a fair value of $13.7 million at December 31, 2009 based on the estimated interest rate expected on a similar instrument at December 31, 2009.

SELECTED QUARTERLY FINANCIAL INFORMATION

Unaudited [expressed in thousands of dollars, except share amounts, copper price and exchange rates]

	Three Months Ended			
	December 31 2009	September 30 2009	June 30 2009	March 31 2009
Total Revenues	$ 63,559	$ 53,788	$ 48,897	$ 34,898
Net Income (Loss) – as reported	$ (3,403)	$ 4,544	$ (6,562)	$ (7,338)
Depletion adjustment (4)	$ -	$ (2,423)	$ 1,429	$ 994
Net Income (Loss) – as amended	$ (3,403)	$ 2,121	$ (5,133)	$ (6,344)
Income (Loss) per share (1) - as reported	$ (0.10)	$ 0.14	$ (0.20)	$ (0.23)
Income (Loss) per share (1) – as amended	$ (0.10)	$ 0.07	$ (0.16)	$ (0.20)
Diluted Income (Loss) per share (1) – as reported	$ (0.10)	$ 0.14	$ (0.20)	$ (0.23)
Diluted Income (Loss) per share (1) – as amended	$ (0.10)	$ 0.07	$ (0.16)	$ (0.20)
Adjusted Net Income (Loss) (2) – as reported	$ 13,857	$ 9,812	$ 2,757	$ 11,099
Adjusted Net Income (Loss) (2) – as amended	$ 13,857	$ 9,812	$ 2,757	$ 11,099
Adjusted Net Income (Loss) per share(1) (2) – as reported	$ 0.42	$ 0.31	$ 0.09	$ 0.35
Adjusted Net Income (Loss) per share(1) (2) – as amended	$ 0.42	$ 0.31	$ 0.09	$ 0.35
Cash Flow (3)	$ 18,525	$ 15,856	$ 15,484	$ 4,687
Cash Flow per share (1) (3)	$ 0.57	$ 0.49	$ 0.48	$ 0.15
Average LME cash settlement copper price/lb in US$	$ 3,011	$ 2.649	$ 2.121	$ 1.558
Average US/CDN$ exchange rate	$ 1.056	$ 1.097	$ 1.167	$ 1.245
Period end US/CDN$ exchange rate	$ 1.047	$ 1.072	$ 1.163	$ 1.260

	Three Months Ended			
	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Total Revenues	$ (5,405)	$ 53,642	$ 124,911	$ 56,597
Net Income (Loss)	$ (9,736)	$ 23,452	$ 44,236	$ 1,665
Income (Loss) per share (1)	$ (0.30)	$ 0.72	$ 1.35	$ 0.05
Diluted Income (Loss) per share (1)	$ (0.30)	$ 0.72	$ 1.34	$ 0.05
Adjusted Net Income (Loss) (1) (2)	$ (4,510)	$ 5,361	$ 42,571	$ 12,046
Adjusted Net Income (Loss) per share (1) (2)	$ (0.14)	$ 0.17	$ 1.30	$ 0.37
Cash Flow (3)	$ (16,210)	$ 7,891	$ 66,124	$ 18,529
Cash Flow per share (1) (3)	$ (0.50)	$ 0.24	$ 2.02	$ 0.57
Average LME cash settlement copper price/lb in US$	$ 1.787	$ 3.489	$ 3.832	$ 3.522
Average US/CDN$ exchange rate	$ 1.213	$ 1.042	$ 1.010	$ 1.004
Period end US/CDN$ exchange rate	$ 1.225	$ 1.060	$ 1.019	$ 1.028

(1) The sum of the quarterly net income per share, adjusted net income per share and cash flow per share may not equal the annual total due to timing of share issuances during the year.

(2) Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail under the heading Adjusted Net Income.

(3) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

(4) The September 30, 2009 quarter included a correction to the year to date calculation of depletion on units-of-production assets. This amendment reclassifies the depletion expense, net of tax, that was recorded in the September 2009 quarter to the March and June 2009 quarters.

The Company believes these measures in (2) and (3) are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

FOURTH QUARTER RESULTS

Mineral sales volumes in the fourth quarter of 2009 were slightly above normal quarterly shipment levels and slightly below the fourth quarter of 2008.

Revenue in the fourth quarter of 2009 was increased by a positive $4.1 million revenue revaluation due to increasing copper prices compared to a negative $27.1 million revenue revaluation in the fourth quarter of 2008 when copper prices fell sharply.

Sales revenue is recorded when title for concentrate is transferred during shipment. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

The Company recorded a net loss of $3.4 million ($0.10 per share) in the fourth quarter of 2009 compared to net income of $9.7 million ($0.30 per share) in the prior year quarter. The loss in the fourth quarter 2009 compared to the fourth quarter of 2008 was primarily due to $10.5 million in share based compensation, higher unrealized losses on derivative instruments and higher tax expense.

Expenditures for exploration, Pond zone pit stripping and ongoing capital projects at the Mount Polley and Huckleberry mines totaled $4.6 million during the three months ended December 31, 2009. This was a slight decrease from the $4.7 million in the 2008 period.

RELATED PARTY TRANSACTIONS

Corporate

In February 2008 the Company entered into a $30.0 million short term revolving working capital facility with a syndicate of lenders which include Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial, and a company controlled by Larry Moeller, a director of Imperial. Edco's share of the facility was 75%, Mr. Moeller's share was 8.3% and the balance of 16.7% was held by four funds that are shareholders of the Company. This facility bore interest at 10% per annum, payable monthly, and was due on February 15, 2009. The facility was secured by a floating charge on all the assets of the Company plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders would be granted one warrant for each $25.00 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of $225,000 was paid to the lenders. Until expiry on February 15, 2009 $15.0 million was drawn on the facility and 600,000 warrants were issued. The facility was repaid in September 2008 and expired on February 15, 2009. All the warrants under this facility expired unexercised on July 31, 2009.

In June 2009 the Company borrowed a total of $3.0 million from Edco and a company controlled by Larry Moeller, a director of Imperial. These short term advances, which bore interest at 7% per annum, were repaid in July 2009.

Further details on related party transactions can be found in Note 15 to the audited consolidated financial statements for the year ended December 31, 2009.

OTHER

As of March 29, 2010 the Company had 35,993,359 common shares outstanding, and on a diluted basis 38,048,514 common shares outstanding. Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company's management evaluated the design and operational effectiveness of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109. Management has excluded from its assessment the internal control over financial reporting at Huckleberry Mines Ltd. ("Huckleberry"), in which the Company holds a 50% interest and is proportionally consolidated in the Company's consolidated financial statements, because Imperial's management does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Huckleberry constitutes 18% of net assets, 19% of total assets, 33% of revenues, 93% of operating income, and $10.0 million of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2009.

The evaluation of effectiveness of internal controls over financial reporting was completed using the framework and criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this evaluation, management has concluded that, as of December 31, 2009 the Company's internal control over financial reporting was effective.

There has been no change in the Company's design of these internal controls and procedures over financial reporting that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

Contingent Liabilities

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The status of the principal actions is as follows:

Screening Level Review of Red Chris Project under the Canadian Environmental Assessment Act

On January 21, 2010 the Supreme Court of Canada limited the right of Responsible Federal Authorities to make project review scoping decisions under the Canadian Environmental Assessment Act. However, the Court declined to set aside the Federal Government's environmental assessment of the Red Chris Project. As such the ruling is prospective and will not impact development of the Red Chris Project. Federal regulatory authorities remain authorized to issue approvals for mine development at Red Chris. Completion of mine development will be subject to compliance with the Metal Mining Effluent Regulations and habitat authorizations under the Fisheries Act.

American Bullion Minerals Ltd. ("ABML")

In 2006 two minority shareholders of ABML (the "Petitioners") commenced action against the Company and others seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that the minority shareholder's shares be purchased by the respondents. The Petitioners also sought to have their Petition certified as a class action proceeding. That request was denied by the Court in the first instance and is now under appeal.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non productive for reasons that cannot be anticipated in advance. Title Claims can impact the exploration, development, operation and sale of any natural resource project. Availability of skilled people, equipment and infrastructure (including roads, ports, power supply) can constrain the timely development of a mineral deposit. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Commodity Price Fluctuations and Hedging

The results of the Company's operations are significantly affected by the market price of base metals and gold which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company's control, including levels of supply and demand for a broad range of industrial products, expectations with respect to the rate of inflation, the relative strength of the US Dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines.

The objectives of any hedging programs that are in place are to reduce the risk of a decrease in a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of the Company's business. There are, however, risks associated with hedging programs including (among other things), an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counterparty risks, liquidity issues with funding margin calls to cover mark to market losses and production interruption events. The Company's results of operations are also affected by fluctuations in the price of labour, electricity, fuel, steel, chemicals, blasting materials, transportation and shipping and other cost components.

Competition for Mining Properties

Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of its existing properties as well as through acquisitions of new properties or of interests in companies which own such properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties.

Sale of Products and Future Market Access

The Company is primarily a producer of concentrates. These must be processed into metal by independent smelters under concentrate sales agreement in order for the Company to be paid for its products. There can be no assurance or guarantee that the Company will be able to enter into concentrate sale agreements on terms that are favorable to the Company or at all. Access to the Company's markets is subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which the Company is aware that do, or could, materially affect the Company's access to certain markets, there can be no assurance that the Company's access to these markets will not be restricted in the future.

Mineral Reserves and Recovery Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral reserves in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The Company's reserves and resources are estimated by persons who are employees of the respective operating Company for each of our operations under the supervision of employees of the Company. These individuals are not "independent" for purposes of applicable securities legislation. The Company does not use outside sources to verify reserves or resources. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral reserves or resources may be material. In addition, short term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

Currency Fluctuations

The Company's operating results and cash flow are affected by changes in the CDN Dollar exchange rate relative to the currencies of other countries, especially the US Dollar. Exchange rate movements can have a significant impact on operating results as a significant portion of the Company's operating costs are incurred in CDN Dollars and most revenues are earned in US Dollars. To reduce the exposure to currency fluctuations the Company may enter into foreign exchange contracts from time to time, but such hedges do not eliminate the potential that such fluctuations may have an adverse effect on the Company. In addition, foreign exchange contracts expose the Company to the risk of default by the counterparties to such contracts, which could have a material adverse effect on the Company.

Interest Rate Risk

The Company's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage liquidity and capital requirements. The Company has incurred indebtedness that bears interest at fixed and floating rates, and may enter into interest rate swap agreements to manage interest rate risk associated with that debt. There can be no assurance that the Company will not be materially adversely affected by interest rate changes in the future, notwithstanding its possible use of interest rate swaps. In addition, the Company's possible use of interest rate swaps exposes it to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on the Company.

Financing

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company's operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. The Company's historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. There can be no assurances that the Company will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company's operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Foreign Activities

The Company operates in the United States and from time to time in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavorable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company's business may subject it to numerous regulatory investigations, claims, lawsuits and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

OUTLOOK

Operations, Earnings and Cash Flow

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is expected to be about 55 million pounds of copper, 50 thousand ounces of gold and 230 thousand ounces of silver during 2010, and at current metals prices it is expected to generate sufficient cash flow for repayment of debt and fund the Company's exploration and development plans. Cash flow protection for 2010 is supported by derivative instruments that will see the Company receive certain minimum average copper prices and exchange rates as disclosed under the heading Derivative Instruments. However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation, copper and gold prices and the US Dollar/CDN Dollar exchange rate.

Exploration

The Company's plans for 2010 include exploration at its Mount Polley, Red Chris, Sterling and Catface properties.

At Mount Polley ongoing exploration into 2010 will continue to focus on locating high grade ore. Exploration at the Boundary zone will include driving a 500 metre underground ramp from the Wight pit to the Boundary zone, intersecting it at approximately 250 metres below surface. Further exploration and delineation drilling of the zone will be completed from the underground development. A 11 line Titan geophysical survey completed at Mount Polley in the fall of 2009 will be used to guide exploration drilling in the coming season where possible.

In 2010 Red Chris plans include an aggressive diamond drilling program estimated to complete 50,000 metres of drilling, while pursuing the Mines Act permits which will allow predevelopment clearing begin this year. Exploration and geotechnical drilling started in January 2010.

At Sterling, extension of the underground development is being completed that will include drifting across the 144 zone. The results from the 2009 drilling and underground development will be incorporated into the geologic model of the 144 zone and then the gold resource estimate will be updated, followed by a study to investigate whether the resource is sufficient to reopen the Sterling gold mine. The site has been permitted and bonding has been put in place to allow for a restart of mine operations.

At the Catface property a diamond drilling program is planned for 2010 to further define and extend the Cliff zone, which hosts all the resource outlined to date, to test the Irishman Creek zone, and the area between these two zones. Further baseline sampling and testing will also be completed in support of environmental studies and permitting.

The Company also continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development of the Red Chris project will be dependant on the timing of the construction of a power line to serve the northwest portion of British Columbia. The Company is reviewing Red Chris data to maximize the economics of the project.

At Huckleberry, mine plans for extending the mine life by expanding the Main Extension Zone and the Main Zone pits will be developed and considered in 2010.

Financing

Debt repayment and working capital requirements for 2010 are expected to be met from cash on hand, cash flow from the Mount Polley and Huckleberry mines, and short term debt facilities. Selective debt financings may also be entered into during 2010.
The Company currently does not forecast the requirement for any equity financings during 2010.

Acquisitions

Management continues to evaluate potential acquisitions.



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with the accounting policies described in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records are properly maintained to provide reliable information for preparation of financial statements. Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee, which is comprised of a majority of non-management Directors, meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.





J. Brian Kynoch
President

Andre Deepwell
Chief Financial Officer

March 29, 2010

AUDITORS' REPORT

To the Shareholders of Imperial Metals Corporation

We have audited the consolidated balance sheets of Imperial Metals Corporation (the "Company") as at December 31, 2009 and 2008 and the consolidated statements of (loss) income and comprehensive (loss) income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants

Vancouver, British Columbia
March 29, 2010

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008

[expressed in thousands of dollars, except share amounts]		2009		2008
ASSETS				
Current Assets				
Cash and cash equivalents (Note 18)	$	23,854	$	14,043
Short term investments		-		27,320
Marketable securities		216		176
Accounts receivable		42,188		18,120
Taxes receivable		2,751		4,772
Inventory (Note 3)		28,953		16,827
Derivative instrument assets and margin deposits (Note 13)		5,846		49,789
Future income taxes (Note 12)		3,808		6,977
		107,616		138,024
Derivative Instrument Assets and Margin Deposits (Note 13)		4,524		11,812
Mineral Properties (Note 5)		247,253		224,635
Future Site Reclamation Deposits		6,456		6,778
Future Income Taxes (Note 12)		6,874		3,361
Other Assets		348		291
	$	$373,071	$	384,901
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	20,456	$	16,860
Concentrate sales repayable		-		30,470
Taxes payable		6,325		-
Short term debt (Note 6)		5,679		-
Derivative instrument liabilities (Note 13)		14,026		2,132
Current portion of share based compensation liability (Notes 10 & 11)		9,411		-
Current portion of long term debt (Note 7)		1,436		2,977
Current portion of debt component of convertible debentures (Note 8)		13,746		-
Current portion of future site reclamation costs (Note 9)		1,070		934
Future income taxes (Note 12)		7,413		30,440
		79,562		83,813
Derivative instrument liabilities (Note 13)		4,339		-
Long Term Debt (Note 7)		1,220		1,671
Debt Component of Convertible Debentures (Note 8)		-		12,572
Future Site Reclamation Costs (Note 9)		13,438		13,388
Share Based Compensation Liability (Notes 10 & 11)		732		-
Future Income Taxes (Note 12)		39,668		39,309
		138,959		150,753
SHAREHOLDERS' EQUITY				
Share Capital (Note 11)		76,225		63,225
Contributed Surplus		918		918
Equity Component of Convertible Debentures (Note 8)		4,808		4,808
Retained Earnings		152,161		165,197
		234,112		234,148
.	$	373,071	$	384,901

See accompanying notes to these financial statements.

Approved by the Board:





Larry G. Moeller
Director

J. Brian Kynoch
Director

Commitments, Contingencies and Pledges (Note 17)
Contingent Liabilities (Note 21) and Subsequent Events (Note 22)

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

Years Ended December 31, 2009 and 2008

[expressed in thousands of dollars, except share amounts]	2009	2008
REVENUES		
Mineral sales	$ 200,404	$ 226,699
Interest income	236	1,630
Other	497	1,416
	201,137	229,745
EXPENSES		
Mineral production and transportation costs	136,777	160,280
Mineral property holding costs	1,206	1,149
Accretion of future site restoration costs (Notes 9)	1,070	1,140
Depletion and depreciation	14,807	29,199
General and administration	2,955	2,468
Share based compensation (Notes 10 & 11)	10,468	(5,000)
Interest on long term debt	922	1,121
Other interest	187	1,171
Interest accretion on short and long term debt	1,174	1,077
Financing costs (Note 11(d))	-	1,143
Foreign exchange loss (gain)	7,436	(5,603)
Future site restoration expense recovery	(675)	-
Writedown of mineral properties (Note 5)	-	16,187
	176,327	204,332
INCOME FROM OPERATIONS	24,810	25,413
OTHER INCOME (EXPENSES)		
Realized gains on derivative instruments (Note 13)	19,696	40,302
Unrealized (losses) gains on derivative instruments (Note 13)	(62,435)	44,240
Provision for loss on counterparty default on derivative instruments (Note 13)	-	(28,306)
Other	(455)	(773)
	(43,194)	55,463
(LOSS) INCOME BEFORE TAXES	(18,384)	80,876
(Recovery of) income and mining taxes (Note 12)	(5,625)	21,259
NET (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME	$ (12,759)	$ 59,617
(Loss) Income Per Share (Note 14)		
Basic	$ (0.39)	$ 1.83
Diluted	$ (0.39)	$ 1.83
Weighted Average Number of Common Shares Outstanding (Note 14)		
Basic	32,454,691	32,529,596
Diluted	32,454,691	32,542,441

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2009 and 2008

(expressed in thousands of dollars, except share amounts)

	Share Capital			Equity		
	Number of Shares	Amount	Contributed Surplus	Component of Convertible Debentures	Retained Earnings	Total
Balance December 31, 2007	32,689,244	$ 64,163	$ -	$ 4,808	$ 107,321	$ 176,292
Purchase of common shares for cancellation pursuant to normal course issuer bid (Note 11 (c))	(477,743)	(938)	-	-	(1,741)	(2,679)
Warrants issued for drawdown on Line of Credit facility (Note 11 (d))	-	-	918	-	-	918
Forfeited shares (Note 11(a))	(82,516)	-	-	-	-	-
Net income	-	-	-	-	59,617	59,617
Balance December 31, 2008	32,128,985	63,225	918	4,808	165,197	234,148
Purchase of common shares for cancellation pursuant to normal course issuer bid (Note 11 (c))	(88,300)	(173)	-	-	(277)	(450)
Issued on exercise of options	5,833	61	-	-	-	61
Issued for acquisition of Selkirk (Note 4)	2,200,000	13,112	-	-	-	13,112
Net loss	-	-	-	-	(12,759)	(12,759)
Balance December 31, 2009	34,246,518	$ 76,225	$ 918	$ 4,808	$ 152,161	$ 234,112

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

[expressed in thousands of dollars, except share amounts]	2009	2008
OPERATING ACTIVITIES		
Net (loss) income	$ (12,759)	$ 59,617
Items not affecting cash flows		
Depletion and depreciation	14,807	29,199
Share based compensation, net of cash paid	10,166	(5,019)
Accretion of debt and future site restoration costs	2,244	2,217
Unrealized foreign exchange (gain) loss	2,908	(3,769)
Future income taxes	(24,952)	21,125
Unrealized (gains) losses on derivative instruments	62,435	(44,240)
Writedown of mineral properties	-	16,187
Future site restoration expense recovery	(675)	-
Non-cash financing costs (Note 11(d))	-	918
Other	378	99
	54,552	76,334
Net change in non-cash operating working capital balances (Note 19)	(45,366)	13,806
Cash provided by operating activities	9,186	90,140
FINANCING ACTIVITIES		
Proceeds of short term debt	59,123	106,738
Repayment of short term debt	(53,577)	(129,205)
Repayment of long term debt	(3,081)	(4,866)
Issue of share capital	38	-
Purchase of common shares for cancellation (Note 11(c))	(450)	(2,679)
Cash provided (used in) by financing activities	2,053	(30,012)
INVESTING ACTIVITIES		
Decrease (increase) in short term investments	27,320	(16,485)
Increase (decrease) in non-current derivative instruments and margin deposits	1,591	(3,000)
Acquisition, exploration and development of mineral properties	(26,706)	(46,744)
Acquisition of investment in Selkirk, net of cash acquired of $1,248	(1,319)	-
Increase in future site reclamation deposits	(98)	(1,713)
Other	599	(578)
Cash provided by (used in) investing activities	1,387	(68,520)
EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(2,815)	3,014
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,811	(5,378)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,043	19,421
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 23,854	$ 14,043

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years Ended December 31, 2009 and 2008

[expressed in thousands of dollars, except share amounts]		2009		2008
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:				
Cash	$	23,854	$	14,032
Short term money market investments		-		11
	$	23,854	$	14,043
OPERATING ACTIVITIES				
Interest expense paid	$	1,094	$	2,338
Income and mining taxes paid	$	7,645	$	10,117

SUPPLEMENTAL INFORMATION ON NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year ended December 31, 2009

(a) the Company issued 2,200,000 common shares at $13,112 as partial consideration for the acquisition of Selkirk (Note 4).
(b) the Company purchased mobile mining equipment at a cost of $1,130 which was financed by long term debt denominated in US Dollars.
(c) the Company received marketable securities with a fair value of $1 as an option payment on a mineral property.

During the year ended December 31, 2008

(a) the Company issued 600,000 warrants with a fair value of $918 in connection with a short term debt facility (Note 11(d)).

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008
[expressed in thousands of dollars, except share amounts]

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and reflect the following policies:

Basis of Presentation

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities ("VIEs"), which include but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15 "Consolidation of Variable Interest Entities", are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. The Company has determined that it does not have any VIEs. All inter-company balances and transactions have been eliminated upon consolidation.

American Bullion Minerals Ltd. ("ABML"), a 52% owned subsidiary was in bankruptcy until May 21, 2008. ABML was reconsolidated with the Company effective May 22, 2008. The balances at the date of reconsolidation were not material.

Cash and Cash Equivalents

Cash equivalents include money market instruments that are readily convertible to cash and have maturities at the date of purchase of less than ninety days.

Short Term Investments

Short term investments include money market instruments that are readily convertible to cash and have maturities at the date of purchase of between ninety days and less than one year.

Marketable Securities

Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Unrealized holding gains and losses related to held for trading securities are included in the income statement in each period.

The Company estimates the fair value of marketable securities at the balance sheet date using quoted market prices.

Inventory

Copper concentrates, inclusive of contained gold and silver, are valued on a first in first out basis at the lower of production cost to produce saleable metal and net realizable value. Production costs include direct labour, operating materials and supplies, transportation costs and applicable overhead, and depletion and depreciation. Stores and supplies inventories are valued at the lower of cost and net realizable value.

Mineral Properties

Mineral properties represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions.

The costs associated with mineral properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depleted on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mineral properties in Note 5.

The resource value represents the property interests that are contained in the measured and indicated resources that are not within the proven and probable reserves. Exploration potential is (i) mineralization included in inferred resources; (ii) areas of potential mineralization not included in any resource category.

[expressed in thousands of dollars, except share amounts]

Resource value and exploration potential value is noted as non-depletable mineral properties in Note 5. At least annually or when otherwise appropriate and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category if resources or exploration potential have been converted into reserves.

Capitalized costs are depleted and depreciated by property using either a unit-of-production method over the estimated recoverable proven and probable reserves at the mines to which they relate, or for plant and equipment, using the straight line method over their estimated useful lives of 4-12 years for mobile mine equipment and vehicles and 4-5 years for office, computer and communications equipment.

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

Pre-production and Exploration Properties

The Company follows the method of accounting for these mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed to develop mining properties and construct facilities, and operating costs, net of revenues, incurred prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations using the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Stripping Costs

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method as these reserves will directly benefit from the deferred stripping costs incurred. At December 31, 2009 the balance of deferred stripping charges was $29,236 (2008-$33,087). During the year ended December 31, 2009 the Company capitalized $1,905 (2008-$21,443) of deferred stripping costs and recorded depletion expense thereon of $5,757 (2008-$3,324).

Assessment of Impairment

Management reviews the carrying value of mineral exploration properties at least annually for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest. When the results of this review indicate that an impairment exists, the Company estimates the net recoverable amount of pre-feasibility study exploration properties by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of rights.

An impairment is considered to exist on post-feasibility exploration properties and producing mining properties, plant and equipment if the total undiscounted cash flows are less than the carrying amount of the assets.

When the carrying values of post-feasibility study exploration properties and producing mining properties, plant and equipment are estimated to exceed their net recoverable amounts, an impairment loss is measured and recorded based on estimated discounted cash flows.

Convertible Debenture

The convertible debenture is a compound financial instrument. Accordingly, the fair value of the conversion right forming part of the convertible debenture has been classified as part of the shareholders' equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the convertible debenture.

Future Site Reclamation Costs

The Company's mining and exploration activities are subject to various statutory, contractual or legal obligations for protection of the environment. At the date the obligation is incurred, the Company records a liability, discounted to net present value, for the estimated future costs to retire an asset including costs for dismantling, remediation and ongoing treatment and monitoring of the site. The present value is determined using the Company's credit adjusted risk free interest rate. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. The estimated present value of the future site reclamation costs are re-measured annually or when there are significant changes in the assumptions giving rise to the estimated cash flows.

Future site reclamation costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the useful life of the mineral property using the unit-of-production method.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such assets will be ultimately realized. These future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized. Business acquisitions result in a gross up of mineral properties to recognize future income tax liabilities for the tax effect of such differences.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital when the expenditures are renounced. Any recognition of a portion of previously unrecognized future income tax assets is recorded as a future income tax recovery in the statement of income.

Revenue Recognition

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counterparties under terms of the off take arrangements. The estimated revenue is recorded based on metal prices and exchange rates on the date of shipment and is adjusted at each balance sheet date to the date of settlement metal prices. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices and changes in quantities arising from final weight and assay calculations.

Financial Derivatives

The Company uses derivative financial instruments to manage its exposure to metal prices and foreign exchange rates. Derivative financial instruments are measured at fair value and reflected on the balance sheet. The Company does not apply hedge accounting to derivative financial instruments and therefore any gains or losses resulting from the changes in the fair value of the derivative financial instrument are included in income at each balance sheet date. Gains or losses resulting from changes in the fair value of hedged items are included in income or expense on the date the related hedged item is settled.

Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at average exchange rates in the month they occur except for depletion, depreciation and amortization of assets which are translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income.

Segmented Information

The Company's operations are primarily directed towards the exploration, development and commercial production of mineral properties in Canada. The Company has three reportable segments: Mount Polley mine and related exploration activities, Huckleberry mine and related exploration activities and corporate, which includes all other properties and related exploration and development activities.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short term investments, marketable securities, accounts receivable, derivative instrument assets and margin deposits, future site reclamation deposits, accounts payable and accrued liabilities, concentrate sales repayable, short term debt, derivative instrument liabilities, long term debt and debt component of convertible debentures.

Cash and cash equivalents, short term investments, derivative instrument assets and margin deposits, and future site reclamation deposits are classified as held-for-trading and recorded at fair value. Accounts receivable and margin deposits are classified as loans and receivables. Marketable securities are classified as a held-for-trading because the Company holds these securities for the purpose of trading. The fair value of marketable securities is based on quoted market prices. Held-for-trading financial assets are measured at fair value with mark-to-market gains and losses recorded in earnings in the period they occur. Accounts payable and accrued liabilities, concentrate sales repayable, short and long term debt, and debt component of convertible debentures are classified as other financial liabilities and recorded at amortized cost.

Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

The Company uses derivative financial instruments to mitigate the risk of revenue changes due to changes in copper price and the US/CDN Dollar exchange rate. These instruments do not meet the criteria for hedge accounting and consequently are measured at their fair values with changes in fair values recorded in earnings in the period they occur. Fair values for these derivative instruments are determined by counterparties using standard valuation techniques for derivative instruments by reference to current and projected market conditions as of the balance sheet date.

Transaction costs related to financial instruments are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of mineral properties, plant and equipment. Development and construction of these assets require a substantial period of time prior to commissioning them and therefore transaction costs for these assets are added to the cost of these assets until such time as the assets are substantially ready for their intended use or sale.

Share Based Compensation

The Company has stock option plans that provide all option holders the right to elect to receive either common shares or a direct cash payment in exchange for the options exercised. Share based compensation is accounted for using the intrinsic value method. Under this method, the Company accrues a liability for stock options based on the excess of the market price of the Company's common shares over the exercise price. The accrued liability is adjusted at each balance sheet date for the effect of stock option grants, vesting of stock options, stock options exercised, as well as the effect of changes in the underlying price of the Company's common shares. The net effect of these items is charged or credited to share based compensation expense. Any consideration received on the exercise of stock options is credited to share capital.

Share Purchase Warrants

Share purchase warrants issued are recorded at fair value in contributed surplus. If and when the warrants are ultimately exercised, the applicable amounts of contributed surplus are credited to share capital.

Debt Financing Costs

The Company expenses debt financing costs when they are incurred.

Earnings Per Common Share

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and "if converted" method, as applicable, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options, warrants and convertible debt. In addition, the related interest and accretion on convertible debt, when dilutive (net of tax), are added back to income since these would not be paid or incurred if the convertible debentures were converted into common shares.

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include, among others, the expected economic lives of and the future operating results and net cash flows expected to result from exploitation of resource properties, the estimated amount of related future site reclamation costs, estimated revenues, measurement and recoverability of accounts receivable and short term investments, estimated net realizable value of inventories, estimated tonnes of waste material mined for calculation of capitalization of deferred stripping costs, depreciation and depletion are dependent on estimates of useful lives and reserve estimates, estimates used in the assessment of impairment, income tax provisions and assets, and the estimated fair values of stock based compensation, warrants, the debt and equity components of the convertible debentures, derivatives and purchase price adjustments on acquisitions. Actual results may differ from those estimates.

Future Accounting Changes

Several new accounting standards will be applicable to the Company commencing January 1, 2010 with most focused on providing additional disclosure on various items.

(a) Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board for financial years beginning on or after January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.

[expressed in thousands of dollars, except share amounts]

(b) In January 2009, the Canadian Institute of Chartered Accountants ("CICA") issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. In addition, acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company's financial condition or operating results.

2. CHANGES IN ACCOUNTING POLICIES

During 2009 the Company adopted the following:

(a) Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible assets and Section 3450 – Research and Development Costs. The new standard establishes the recognition, measurement, presentation and disclosure of goodwill subsequent to initial recognition and of intangible assets by profit-oriented enterprises. The adoption of this section did not have a material impact on the Company's financial condition or operating results.

(b) In June 2009 the CICA issued amendments to Section 3862, "Financial Instruments – Disclosures", which are effective for annual financial statements for fiscal years ending after September 30, 2009 and which enhance current disclosure requirements for financial instruments. These enhanced disclosures set out a fair value hierarchy that classifies financial instruments according to the relative reliability of the inputs used to estimate their fair values. The impact of this amendment resulted in additional disclosures included in Note 18 of the Company's consolidated financial statements.

c) EIC-173 Credit risk and the fair value of financial assets and financial liabilities considers whether an entity's own credit risk and the credit risk of its counterparties should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. This mandatory interpretation applies for interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of EIC-173 did not result in a material impact on the Company's consolidated financial statements.

d) In March 2009 the CICA issued EIC Abstract 174 "Mining Exploration Costs" ("EIC-174") which supersedes EIC Abstract 126 – Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. The adoption of EIC-174 did not result in a material impact on the Company's consolidated financial statements.

3. INVENTORY

		2009		2008
Concentrate	$	18,990	$	7,585
Supplies		9,963		9,242
	$	28,953	$	16,827

Inventory recognized as expenses during the year exclusive of inventory write downs	$	120,192	$	132,835
(Reversal of) write downs on concentrate and supplies included in expense during the year. The reversal of the write down of concentrate inventory is due to the higher sale prices for copper and lower production costs per pound of copper since December 31, 2008. The reversal of the write down for the supplies inventory in 2009 is due to use of the supplies and reassessment of the obsolescence of the supplies.	$	(3,057)	$	4,509

[expressed in thousands of dollars, except share amounts]

4. ACQUISITION OF SELKIRK METALS CORP.

At December 31, 2008 the Company had acquired a 2% interest in Selkirk Metals Corp. ("Selkirk"), which had a number of exploration properties in British Columbia. The Company carried the shares of Selkirk in marketable securities and in accordance with its accounting policy for marketable securities revalued the Selkirk shares to fair value at each balance sheet date through the income statement.
In 2009 the Company purchased the balance of the shares of Selkirk via a Plan of Arrangement.

This transaction has been accounted for as an asset purchase. The consideration paid has been allocated to the acquired assets based on their fair value at the date of acquisition. The consolidated financial statements of the Company include Selkirk commencing on the date of acquisition on November 4, 2009. The allocation of the purchase price of Selkirk is summarized in the following table.

Purchase price		
Cash, including acquisition costs of $170	$	2,567
2,200,000 common shares of the Company at $5.96 per share (November 4, 2009 closing price)		13,112
Marketable securities at fair value on November 4, 2009		253
	$	15,932
Net assets acquired		
Current assets, including cash of $1,248	$	3,802
Mineral properties (Ruddock Creek, Catface and other exploration properties Note 5)		12,598
Other assets		68
Current liabilities		(270)
Future site reclamation costs		(266)
Future income taxes		-
	$	15,932

5. MINERAL PROPERTIES

	2009			2008		
	Cost	Accumulated Depletion, Depreciation & Writedowns	Net Book Value	Cost	Accumulated Depletion, Depreciation & Writedowns	Net Book Value
Mineral properties	$ 263,078	$ 68,344	$ 194,734	$ 231,918	$ 62,756	$ 169,162
Plant and equipment	275,836	223,317	52,519	269,904	214,431	55,473
	$ 538,914	$ 291,661	$ 247,253	$ 501,822	$ 277,187	$ $224,635

A summary by property of the net book value is as follows:

	Mineral Properties					
	Depletable	Non-Depletable	Total	Plant and Equipment	2009	2008
Mount Polley	$ 52,924	$ 9,333	$ 62,257	$ 46,729	$ 108,986	$ 112,590
Huckleberry (Note 16)	944	882	1,826	5,100	6,926	882
Red Chris	-	100,460	100,460	-	100,460	95,124
Sterling	-	13,299	13,299	690	13,989	12,022
Ruddock Creek	-	10,870	10,870	-	10,870	-
Catface	-	896	896	-	896	-
Other	-	5,126	5,126	-	5,126	4,017
	$ 53,868	$ 140,866	$ 194,734	$ 52,519	$ 247,253	$ 224,635

Mount Polley

The Company owns 100% of the Mount Polley open pit copper/gold mine located 56 kilometres northeast of Williams Lake in central British Columbia. The Mount Polley property consists of five mining leases and 42 mineral claims.

Huckleberry

The Company owns 50% of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston in central British Columbia. The Huckleberry property consists of a mining lease covering approximately 1,911 hectares, and 9 mineral claims encompassing approximately 4,207 hectares. The impairment charge of $15,804 in the year ended December 31, 2008 against

[expressed in thousands of dollars, except share amounts]

mineral properties was due to a decrease in anticipated net cash flows resulting from lower copper prices. In accordance with the Company's accounting policies the net recoverable amount was determined based on estimated discounted cash flows.

Red Chris

The Company owns a net 88% interest in the Red Chris copper/gold deposit situated 18 kilometres southeast of the village of Iskut in northwest British Columbia. The remaining net 12% of the Red Chris project is held by the minority interests in ABML (Notes 1 and 21 (b)). Pursuant to a joint venture agreement between the Company and ABML, the Company is funding 100% of costs until commencement of commercial production. The development of the Red Chris project into a mine is dependant upon a number of factors including the construction of a power line to service the northwest portion of British Columbia and resolution of the status of the Federal environmental assessment of the Red Chris project (Note 21(a)).

Sterling

The Company owns 100% of the Sterling gold mine near Beatty, Nevada. The Sterling mine operated as both an underground and open pit mine from 1980 to suspension of mining operations in 1997. Certain parts of the Sterling property have been reclaimed. The Sterling property consists of 272 lode mining claims plus one water well site. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of these claims.

Ruddock Creek

The Company owns 100% of the Ruddock Creek zinc deposit located approximately 155 kilometres northeast of Kamloops in south central British Columbia. The Ruddock Creek property consists of 20 mineral claims.

Catface

The Company owns 97.4% of the Catface copper/gold property located 13 kilometres from Tofino on the west coast of Vancouver Island (subject to a 9% Net Proceeds of Production Royalty). The Catface property consists of 135 mineral claims. Xstrata Canada Corporation retains a back-in right for a 50.1% interest or a 9% Net Proceeds of Production Royalty upon a production notice being given.

Other Exploration Properties

The Company has interests in various other early stage exploration properties located primarily in Canada. These properties have been acquired primarily by staking and the cost to maintain ownership of these properties is not significant. The potential for success on various early stage exploration properties was considered remote and therefore an impairment charge of $383 was recorded in the year ended December 31, 2008 on these properties.

6. SHORT TERM DEBT

	2009	2008
Concentrate advances of US$5,426 (2008-$Nil) from a purchaser of concentrate from the Mount Polley mine repayable from the sale of concentrate with interest at three month Libor plus 2% and secured by a first charge on concentrate from the Mount Polley mine.	$ 5,679	$ -

7. LONG TERM DEBT

	Note	2009	2008
Mount Polley Mine Construction Loan	(a)	$ 584	$ 1,750
Mount Polley Finance Contract	(b)	1,068	1,551
Mount Polley Finance Contract	(c)	1,004	-
Mount Polley Bank Term Loan	(d)	-	1,347
		2,656	4,648
Less portion due within one year		(1,436)	(2,977)
		$ 1,220	$ 1,671

Repayments are due as follows:	
Year ending December 31, 2010	$ 1,436
Year ending December 31, 2011	933
Year ending December 31, 2012	287
	$ 2,656

[expressed in thousands of dollars, except share amounts]

(a) Mount Polley Mine Construction Loan in the amount of $584 (2008-$1,750) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley mine.

	2009	2008
Payments due in sixty monthly installments of $117 limited to a maximum of ten installments per year. Monthly installments are payable only if the mine and mill are in operation during the month. If the Company has not paid the sum of $7,000 by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date.	$ 584	$ 1,750
	584	1,750
Less portion due within one year	(584)	(1,167)
	$ -	$ 583

The obligation was originally recorded on a present value basis with deemed interest calculated at 7% per annum under the original repayment terms.

(b) Finance contract aggregating $1,068 (2008-$1,551) repayable in monthly installments of $44 until August 2011 including interest at Bank Prime Rate plus 1% (3.25% at December 31, 2009) and secured by mobile mining equipment at the Mount Polley mine. Monthly repayments are subject to adjustment for interest rate movements.

(c) Finance contract aggregating US$959 (2008-$Nil) repayable in monthly installments of US$31 until August 2012 including interest at 4.85% and secured by certain mobile mining equipment at the Mount Polley mine.

(d) Bank term loans aggregating $Nil (2008-$1,347) repayable in blended monthly installments of $232 until May 2009 and varying monthly amounts thereafter until July 2009 including interest at 6.15%, and secured by certain mobile mining equipment at the Mount Polley mine.

8. CONVERTIBLE DEBENTURES

On March 9, 2005, the Company issued subordinated unsecured convertible debentures with a face value of $20,000 that mature on March 10, 2010, $9,750 of which were issued to a significant shareholder and directors. The net proceeds, after deduction of issue expenses of $918, totalled $19,082. The debentures are subordinated to all senior security holders and bear interest at 6% per year with interest payable semi-annually on June 30 and December 31, and are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share.

The net proceeds of the debentures have been allocated between the debt and equity components based on the prorata allocation of the estimated fair values of each component on the date the convertible debentures were issued. The estimated fair value of the debt component was calculated as the present value of the future payments of principal and interest on the debentures, discounted at the prevailing rate for similar obligations without a conversion right. The estimated fair value of the equity component, the conversion right, was calculated based on a Black-Scholes Model. The financial liability component, representing the value allocated to the liability at inception, is recorded as a long term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares of the Company, is classified as "Equity Component of Convertible Debentures" in shareholders' equity.

At the date of issue on March 9, 2005, the components of the convertible debentures were:

Debt component	$	12,790
Equity component (net of financing costs of $332)	$	6,879

The debt component of the convertible debenture will be accreted to the face value of $20,000 through the recording of additional interest expense over the term of the convertible debenture. Due to conversions prior to 2009, the remaining debentures will be accreted to $13,980, which is face value at December 31, 2009.

[expressed in thousands of dollars, except share amounts]

No convertible debentures were converted into common shares during the years ended December 31, 2009 and December 31, 2008. The face value of the convertible debentures outstanding at December 31, 2009 is $13,980 (2008-$13,980), which if converted at the conversion ratio of one common share per each $8.65 of face value, would result in the issuance of 1,616,173 (2008-1,616,173) common shares.

		2009		2008
Balance, beginning of year	$	12,572	$	11,495
Accretion		1,174		1,077
Balance, end of year	$	13,746	$	12,572

Subsequent to December 31, 2009 all the convertible debentures were converted into common shares (Note 22(a)).

9. FUTURE SITE RECLAMATION COSTS

		2009		2008
Balance, beginning of year	$	14,322	$	17,848
Accretion		1,070		1,140
Costs incurred during the year		(423)		(385)
Change in estimates of future costs and effect of translation of foreign currencies		(727)		(4,281)
Acquisition of Selkirk (Note 4)		266		-
Balance, end of year		14,508		14,322
Less portion due within one year		(1,070)		(934)
	$	13,438	$	13,388

The total undiscounted amount of estimated cash flows required to settle the obligations is $50,100 (2008-$49,212) which has been discounted using credit adjusted risk free rates of 7% to 10% (2008-7% to 10%).

The obligations are expected to be settled primarily in the years 2010 through 2020 with the obligations of Huckleberry extending to the year 2150.

The amounts and timing of closure plans for the mineral properties will vary depending on a number of factors including exploration success and alternative mining plans. Assets with a fair value of $7,827 (2008-$8,148) are legally restricted for the purposes of settling asset retirement obligations (Note 17).

10. SHARE BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Share Option Plans (Note 11). The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

		2009		2008
Balance, beginning of year	$	-	$	5,019
Share based compensation		10,468		(5,000)
Current period payment for options exercised		(302)		(19)
Transferred to share capital on issuance of common shares		(23)		-
Balance, end of year		10,143		-
Less portion due within one year		(9,411)		-
	$	732	$	-

[expressed in thousands of dollars, except share amounts]

11. SHARE CAPITAL

(a) Share Capital

Authorized

50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)
Unlimited number of Common Shares without par value

The 2002 Plan of Arrangement creating the Company contained a time limit for exchange of shares of the Company's predecessor. During the year ended December 31, 2008 holders of 82,516 common shares forfeited their rights to receive common shares of the Company as they did not submit their shares for exchange within the required time limit.

(b) Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At December 31, 2009, 1,194,151 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

In June 2007 the Company amended its outstanding Share Option Plans providing all option holders the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise. As a result of this change to the Share Option Plans, generally accepted accounting principles result in a liability being recorded for the intrinsic value of the stock options (Note 10).

A summary of the status of the Company's Share Option Plans as of December 31, 2009 and changes during the year is presented below:

	2009		2008	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,976,667	$ 7.91	1,261,667	$ 7.38
Granted	342,251	$ 12.37	725,000	$ 8.82
Exercised	(64,000)	$ 7.93	(5,000)	$ 6.60
Forfeited	(24,417)	$ 10.26	(5,000)	$ 8.82
Outstanding at end of year	2,230,501	$ 8.56	1,976,667	$ 7.91
Options exercisable at end of year	1,397,501	$ 7.80	1,053,335	$ 6.91

The following table summarizes information about the share options outstanding at December 31, 2009:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$5.30	133,334	2.0 years	133,334
$6.60	888,333	0.9 years	888,333
$6.60	35,001	3.7 years	35,001
$7.50	34,334	0.8 years	34,334
$8.82	704,000	9.0 years	136,000
$9.10	37,000	2.0 years	37,000
$10.90	60,000	3.0 years	40,000
$11.85	215,000	10.0 years	-
$13.26	40,000	4.0 years	26,666
$14.30	50,000	4.0 years	33,334
$24.00	11,000	1.3 years	11,000
$34.20	22,499	2.5 years	22,499
	2,230,501	4.3 years	1,397,501

[expressed in thousands of dollars, except share amounts]

(c) Normal Course Issuer Bid ("NCIB")

During the year ended December 31, 2009 the Company had two NCIB's. The first NCIB, the 2008/2009 bid, covered the period September 23, 2008 to September 22, 2009. Pursuant to the 2008/2009 NCIB, the Company was authorized by the Toronto Stock Exchange ("TSX") to purchase up to 1,297,834 common shares of the Company with daily purchases not to exceed 3,381 common shares, subject to certain prescribed exceptions.

On September 21, 2009 the TSX accepted for filing the Company's Notice for its 2009/2010 NCIB to be transacted through the facilities of the TSX.

Pursuant to the 2009/2010 NCIB, the Company may purchase up to 1,285,159 common shares, which represents approximately 4% of the total 32,128,985 common shares of the Company issued and outstanding as of September 9, 2009. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 23, 2009 and ending September 22, 2010. Pursuant to TSX policies, daily purchases made by the Company will not exceed 5,088 common shares or 25% of the Company's average daily trading volume of 20,350 common shares on the TSX, subject to certain prescribed exceptions. The shares acquired under the 2009/2010 NCIB will either be cancelled or used to satisfy the Company's obligations under its Non-Management Directors' Plan. The funding for any purchase pursuant to the 2009/2010 NCIB will be financed out of the working capital of the Company.

In the year ended December 31, 2009 the Company repurchased 90,000 common shares at an average price of $5.10 pursuant to the NCIB's at a cost of $450. A total of 1,700 common shares have been allocated to the Company's obligation under the Non-Management Directors Plan and 88,300 common shares were cancelled. The excess of the purchase price over the average stated value of shares purchased for cancellation of $277 was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

(d) Warrants

In conjunction with advances on a $30,000 revolving Line of Credit facility entered into in the first quarter of 2008, the Company issued 600,000 share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at $10.00 per share to July 31, 2009.

The revolving Line of Credit facility was from a syndicate of lenders, including a company controlled by a significant shareholder and a company controlled by a director (Note 15), was payable on demand with interest at 10% per annum, payable monthly, and due on February 15, 2009. The credit facility was secured by a floating charge on all the assets of the Company plus guarantees from the Company's wholly owned subsidiaries Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders were to be granted one warrant for each $25 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would have been issued if the facility were fully drawn. An arrangement fee of $225 was paid to the lenders. To December 31, 2008 a total of 600,000 warrants were issued in connection with this facility. No funds were advanced under the facility in the period January 1 to February 15, 2009 and the facility expired.

The fair value of $918 of the warrants issued for the Line of Credit facility were estimated at the date of issue using the Black-Scholes pricing model, based on the following terms and assumptions:

Number of warrants	600,000
Exercise price	$10.00
Dividend yield	0%
Risk free interest rate	3.08%
Expected life	1.43 years
Expected volatility	46%
Grant date fair value per warrant	$1.53

The determination of expected volatility contained in the Black-Scholes pricing model is based on subjective assumptions which can materially affect the fair value estimate of the warrants at the date of grant.

These warrants were not exercised before the expiry date of July 31, 2009 and therefore expired on July 31, 2009. The Company had no warrants outstanding at December 31, 2009.

[expressed in thousands of dollars, except share amounts]

12. (RECOVERY OF) INCOME AND MINING TAXES

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the income before income taxes due to the following reasons:

	2009		2008	
	Amount	%	Amount	%
(Loss) income before taxes	$ (18,384)	100.0	$ 80,876	100.0
Income tax (recovery) expense thereon at the basic statutory rates	$ (5,515)	(30.0)	$ 25,072	31.0
Increase (decrease) resulting from:				
Change in valuation allowance	(3,195)	(17.4)	(750)	(0.9)
Impact of future statutory income tax rates	(796)	(4.3)	(3,827)	(4.7)
Non-deductible (non-taxable) share based compensation	3,043	16.6	(668)	(0.8)
B.C. mineral taxes	1,330	7.2	1,105	1.4
Other	(492)	(2.7)	327	0.3
(Recovery of) income and mining taxes	$ (5,625)	(30.6)	$ 21,259	26.3
Current income and mining taxes	$ 19,327		$ 134	
(Recovery of) future income and mining taxes	(24,952)		21,125	
	$ (5,625)		$ 21,259	

Future income and mining tax assets and liabilities are as follows:

	2009	2008
Future income and mining tax assets		
Mineral properties – mineral taxes	$ 7,342	$ 13,898
Mineral properties	7,895	-
Net operating tax losses carried forward	6,645	12,324
Derivative instruments	4,509	-
Other	1,920	2,900
Future tax assets	28,311	29,122
Less valuation allowance	(17,629)	(18,784)
	10,682	10,338
Future income and mining tax liabilities		
Mineral properties	39,667	37,251
Timing of partnership items	5,988	18,721
Derivative instruments	-	13,620
Other	1,426	157
	47,081	69,749
Net future income and mining tax liabilities	$ (36,399)	$ (59,411)

[expressed in thousands of dollars, except share amounts]

As at December 31, 2009 the Company had net operating tax loss carry forwards in Canada of approximately $3,197 which can be applied to reduce future Canadian taxable income and will expire in 2014 to 2029. In addition, the Company had net operating tax loss carry forwards in the United States of approximately US$15,548 which can be applied to reduce future US taxable income and will expire in 2010 to 2029. A valuation allowance has been applied to $3,197 of net operating tax loss carry forwards in Canada and to US$6,195 of net operating tax loss carry forwards in the United States. The tax benefit of these amounts has not been recognized in these financial statements.

13. DERIVATIVE INSTRUMENTS AND MARGIN DEPOSITS

		2009		2008
Assets				
Current				
Copper contracts	$	3,603	$	49,644
Foreign currency contracts		2,243		145
	$	5,846	$	49,789
Non-current				
Security deposits with counterparties	$	2,627	$	4,218
Copper contracts		1,897		7,594
	$	4,524	$	11,812
Liabilities				
Current				
Copper contracts	$	10,248	$	299
Foreign currency contracts		3,778		1,833
	$	14,026	$	2,132
Non Current				
Copper contracts	$	4,339	$	-

Security deposits required to be paid by the Company to counterparties are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the counterparties.

At December 31, 2009 the Company had entered into various contracts to protect the cash flow from Mount Polley and Huckleberry against a decline in the price of copper and to changes in the US Dollar/CDN Dollar exchange rate. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments and records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of December 31, 2009 depending on the attributes of the contracts.

(a) Balances at December 31, 2009

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices and the US Dollar/CDN Dollar exchange rate.

All of the Company's derivative instrument contracts are settled on a financial basis. No physical sale or transfer of copper or US Dollars will take place pursuant to the contracts.

Option contracts outstanding at December 31, 2009 for copper are as follows:

	Weighted Average					
		Minimum Price US$/lb		Maximum Price US$/lb	Put Options Purchased	Call Options Sold (Boiught)
Contract Period					lbs of copper	lbs of copper
2010	$	3.05	$	3.36	28,054,000	19,842,000
2010	$	3.00	$	-	-	(1,819,000)
2011	$	2.10	$	-	2,205,000	-
2011	$	3.00	$	-	-	(2,425,000)

[expressed in thousands of dollars, except share amounts]

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

Forward sales contracts for copper, all related to Huckleberry production, outstanding at December 31, 2009 are as follows:

	Price US$/lb	Forward Sales
Contract Period		lbs of copper
2010	$ 2.67	4,519,000
2011	$ 2.27	3,748,000

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the forward copper price specified in the contract.

Option contracts outstanding at December 31, 2009 for US Dollar/CDN Dollar exchange rate are all related to Huckleberry production. The net US Dollar/CDN Dollar and the exercise price under option contracts are as follows:

	Weighted Average			
	Minimum US Dollar/CDN Dollar Exchange Rate	Maximum US Dollar/CDN Dollar Exchange Rate	Put Options Purchased	Call Options Sold
Contract Period			US Dollars	US Dollars
2010	$ 1.25	$ 1.32	$ 7,500,000	$ 7,500,000

The Company will receive/pay the counterparty the difference between the US Dollar spot market rate on a specified date and the US Dollar rate specified in the put/call option contract.

Forward sales contracts for US Dollars, all related to Huckleberry production, outstanding at December 31, 2009 are as follows:

	US/CDN Dollar Exchange Rate	Forward Sales US Dollars
2010	$ 1.15	$ 6,750,000

(b) Transactions Subsequent to December 31, 2009

From January 1 to March 29, 2010 the Company purchased put options, sold call options and entered into forward sales contracts to manage its exposure to changes in copper prices.

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased (Sold)	Call Options Sold (Bought)
Contract Period			lbs of copper	lbs of copper
2010	$ 3.62	$ 4.10	2,150,000	2,150,000
2011	$ 2.80	$ 3.99	3,803,000	3,803,000

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

	Price US$/lb	Forward Sales
Contract Period		lbs of copper
2010	$ 2.90	1,268,000

[expressed in thousands of dollars, except share amounts]

(c) Counterparty Default on Derivative Instruments

During the year ended December 31, 2008, a portion of the Company's derivative instruments were with Lehman Brothers Commodity Services Inc. ("LBCS"), a subsidiary of Lehman Brothers Holdings Inc. ("Lehman"). Both Lehman and LBCS filed for bankruptcy protection. As a result of the bankruptcy filing of LBCS and Lehman, the uncertainty regarding the timing of, and the ultimate recovery of the LBCS derivatives, the Company made a provision of $28,306 in 2008, this being the full amount of the LBCS derivatives.

In October 2008 the Company gave notice of default and termination of the derivative instruments to LBCS. The LBCS derivatives consisted of puts purchased by the Company which were financed by the sale of calls with no net cash outlay by the Company. The net impact on the financial statements of the Company resulting from the loss of the LBCS derivatives is the same as if the Company had never entered into the derivative instruments with LBCS.

14. (LOSS) INCOME PER SHARE

The following table sets out the computation of basic and diluted net (loss) income per common share:

	2009	2008
Numerator:		
Net (Loss) Income	$ (12,759)	$ 59,617
Denominator:		
Basic weighted-average number of common shares outstanding	32,454,691	32,529,596
Effect of dilutive securities:		
Stock options	-	12,845
Diluted potential common shares	-	12,845
Diluted weighted-average number of common shares outstanding	32,454,691	32,542,441
Basic net (loss) income per common share	$ (0.39)	$ 1.83
Diluted net (loss) income per common share	$ (0.39)	$ 1.83

Excluded from the calculation of diluted net (loss) income per common share for the year ended December 31, 2009 were 1,840,190 shares (2008–1,843,333 shares) related to stock options, 1,616,173 shares (2008-1,616,173 shares) related to the convertible debentures and nil shares (2008-600,000) related to the warrants because their effect was anti-dilutive.

15. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

	2009	2008
Convertible debentures (at face value) (Note 8)	$ 9,750	$ 9,750
Interest expense on long term debt	$ 585	$ 585
Other interest expense	$ 26	$ 498
Financing costs (Note 11(d))	$ -	$ 187
Warrants issued for financing costs (Note 11(d))	$ -	$ 765

In June 2009 the Company borrowed a total of $3,000 million from a company controlled by a significant shareholder and a company controlled by a director. These short term advances, which bore interest at 7% per annum, were repaid in July 2009.

[expressed in thousands of dollars, except share amounts]

16. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts representing the Company's interests in joint ventures consisting primarily of a 50% joint venture interest in Huckleberry assets, liabilities and results of operations:

		2009 (1)		2008 (1)
Balance Sheet				
Current Assets				
Cash and cash equivalents	$	24,062	$	9,356
Short term investments		-		8,951
Derivative instrument assets		5,429		30,313
Other current assets		21,681		13,302
		51,172		61,922
Mineral property		8,199		2,035
Other non-current assets		12,578		17,682
		71,949		81,639
Current Liabilities				
Accounts payable and other current liabilities		(14,647)		(13,689)
Concentrate sales repayable		-		(5,223)
Future site reclamation costs and other non-current liabilities		(13,990)		(9,839)
	$	43,312	$	52,888
Statement of (Loss) Income and Comprehensive (Loss) Income				
Revenues	$	67,227	$	44,893
Expenses		44,087		56,343
Writedown of mineral properties		-		15,804
Income (loss) before undernoted		23,140		(27,254)
Losses on derivative instruments		(35,561)		(36,855)
(Recovery of) income and mining taxes		(2,835)		1,291
Net (Loss) Income and Comprehensive (Loss) Income	$	(9,586)	$	8,310
Statement of Cash Flows				
Operating activities	$	13,324	$	(5,632)
Financing activities		-		-
Investing activities		2,974		(5,478)
Effect of foreign exchange on cash and cash equivalents		(1,597)		1,633
Increase (decrease) in cash and cash equivalents	$	14,701	$	(9,477)

The cash and cash equivalents and short term investments held by Huckleberry disclosed above are restricted for use by Huckleberry.

(1) Effective May 31, 2007 the Company holds a 35% interest in the Porcher Island Joint Venture whose only asset is the Porcher Island mineral property $536 (2008-$531) and only liability is accounts payable $nil (2008-$5). There were no operations during the year 2009 or 2008 as the joint venture is currently in the exploration stage. The balances related to the Porcher Island Joint Venture are included in the disclosure above.

[expressed in thousands of dollars, except share amounts]

17. COMMITMENTS, CONTINGENCIES AND PLEDGES

At December 31, 2009 the Company is committed to future minimum operating lease payments, including $283 related to Huckleberry, as follows:

2010	$	409
2011		261
2012		114
2013		6
	$	790

As at December 31, 2009 Huckleberry had outstanding copper and foreign exchange derivative contracts with two counterparties. One counterparty did not require any security deposit. For the second counterparty, Huckleberry had both an initial and a mark to market security deposit. If Huckleberry acquires additional derivative instruments then the initial security margin deposit may be required to be increased. Huckleberry is also obligated to provide a mark to market security deposits with the counterparty equal to the net fair value liability owing from Huckleberry to the counterparty in excess of US$5,000 for any copper and foreign exchange derivative instruments outstanding with a maturity after April 30, 2010. In relation to this security requirement, Huckleberry had a net fair value liability of the copper and foreign exchange derivative instruments due to the counterparty for copper and foreign exchange derivative instruments outstanding with a maturity after April 30, 2010 of US$7,518 as at December 31, 2009.

The Company has pledged cash deposits of $6,456 (2008-$6,778), including $1,614 (2008-$1,612) related to Huckleberry, shown as future site reclamation deposits and certain mining equipment and supplies inventory with a pledged value of $1,370 (2008-$1,370) as security for future site reclamation obligations (Note 9).

18. FINANCIAL INSTRUMENTS, INTEREST RATE AND CREDIT RISK

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2008.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments, long term debt, convertible debt and equity comprised of share capital, contributed surplus, equity component of convertible debentures and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, short term investments, accounts receivable, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents, short term investments and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and diversified multinationals, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. (Note 13(c)) in 2008 has demonstrated that counterparty risk going forward was significantly greater at that time.

The Company's maximum exposure to credit risk at December 31, 2009 is as follows:

		2009		2008
Cash and cash equivalents	$	23,854	$	14,043
Short term investments		-		27,320
Accounts receivable		42,188		18,120
Derivative instrument assets and margin deposits		10,370		61,601
Future site reclamation deposits		6,456		6,778
	$	82,868	$	127,862

[expressed in thousands of dollars, except share amounts]

During 2008 the Company's credit risk changed significantly from the prior year as a result of increased economic uncertainty, related reduction in credit liquidity and increase in counterparty risk.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. At December 31, 2009 and 2008 the Company's primary sources of credit are short term debt secured by concentrate inventory and a $1,000 line of credit with a financial institution. Subsequent to December 31, 2009 the Company obtained a $12,000 revolving loan facility from a bank to assist with working capital requirements (Note 22 (b)).

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has improved from 2008 when the rapid drop in the price of copper in the second half of the year significantly reduced cash flow and cash balances. The copper price increased throughout the year 2009 ending the year above the average 2008 copper price. The Company also benefitted from a higher average US Dollar/CDN Dollar exchange rate during 2009 compared to 2008. These changes substantially reversed the decline in operating margins and cash flow experienced in the last quarter of 2008. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

At December 31, 2009 the cash balance of the Company, excluding Huckleberry, was an overdraft of $208 due to the timing of cash receipts and disbursements at December 31, 2009. This overdraft was covered in the first week of January 2010 from the collection of accounts receivable.

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

The Company had the following contractual obligations with respect to financial instruments as of December 31:

	2009					2008
	Within 1 Year	2 to 3 Years	4 to 5 Years	Over 5 Years	Total	Total
Accounts payable and accrued liabilities	$ 20,456	$ -	$ -	$ -	$ 20,456	$ 16,860
Concentrate sales repayable	-	-	-	-	-	30,470
Derivative instrument liabilities	14,026	4,339	-	-	18,365	2,132
Short term debt	5,679	-	-	-	5,679	-
Long term debt repayments	1,436	1,220	-	-	2,656	4,648
Convertible debentures (1)	13,980	-	-	-	13,980	13,980
	$ 55,577	$ 5,559	$ -	$ -	$ 61,136	$ 68,090

(1) Presented at face value. Assumes non-conversion of debentures (Notes 8 and 22(a)).

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short term debt. If the US Dollar had been 10% higher/lower and all other variables were held constant, net income for these financial instruments for the year ended December 31, 2009 would have been higher/lower by $1,540. Commencing in the last quarter of 2008, the Company entered into derivative instruments to manage the US Dollar/CDN Dollar exchange rate related to Huckleberry production (Notes 13(b) and (c)).

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Presently, the majority of the Company's outstanding borrowings are at fixed interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company in the year ended December 31, 2009 on its outstanding borrowings was 5.1%.

If interest rates had been 100 basis points higher/lower on the Company's floating rate debt and all other variables were held constant, the amount of interest expense in the year ended December 31, 2009 would have increased/decreased by $44.

[expressed in thousands of dollars, except share amounts]

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities and share based compensation liabilities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Share based compensation liabilities arise because the option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise.

The following sensitivity analyses have been determined based on the exposure to equity price risks at the reporting date.

If equity prices had been 5% higher or lower:

(a) net income for the year ended December 31, 2009 would have decreased/increased by $1,002 as a result of the change in equity price of the Company's common shares and the equity prices of marketable securities. Changes in the fair value of the marketable securities and share based compensation have been reflected in net income for the year; and

(b) other comprehensive income would not have changed as a result of changes in the fair value of marketable securities and share based compensation liabilities.

The Company's sensitivity to equity prices has not changed significantly from the prior year.

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as held for trading securities and share based compensation liabilities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The quoted market price used for financial liabilities owed by the Company is the current ask price.

The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values. Management believes that the carrying value of short and long term debt approximates fair value. Although the interest rates and credit spreads have changed since the long term debt was issued the fixed rate portion of the long term debt is close to maturity, will not be refinanced and therefore the carrying value is not materially different from fair value. The debt component of the convertible debentures is estimated to have a fair value of $13,673 at December 31, 2009 based on the estimated interest rate expected on a similar instrument at December 31, 2009.

During 2009 CICA Handbook Section 3862, Financial Statements – Disclosures was amended to require disclosures about the inputs to fair value measurement, including their classifications within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – in puts other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – inputs that are not based on observable market data.

The fair value of the Company's financial instruments has been classified within the fair value hierarchy as at December 31, 2009 as follows:

	Level 1	Level 2	Total
Financial Assets			
Cash and cash equivalents	$ 23,854	$ -	$ 23,854
Marketable securities	216		216
Accounts receivable	42,188	-	42,188
Derivative instruments assets	-	7,743	7,743
	66,258	7,743	74,001
Financial Liabilities			
Accounts payable and accrued liabilities	20,456	-	20,456
Share based compensation liability	10,143	-	10,143
Derivative instrument liabilities	-	18,365	18,365
	30,599	18,365	48,964
	$ 35,659	$ (10,622)	$ 25,037

[expressed in thousands of dollars, except share amounts]

19. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES

The net change in non cash operating working capital balances consists of the following:

	2009	2008
Accounts receivable	$ (24,400)	$ 7,808
Taxes receivable	4,416	(4,772)
Inventory	(11,264)	3,367
Derivative instrument assets and margin deposits	10,038	(6,508)
Accounts payable and accrued liabilities	3,326	(9,321)
Concentrate sales repayable	(30,470)	30,470
Taxes payable	9,587	(6,030)
Derivative instrument liabilities	(6,599)	(1,208)
	$ (45,366)	$ 13,806

20. SEGMENTED INFORMATION

The Company operates primarily in Canada and the majority of its assets are located in Canada. The Company's reportable operating segments are summarized in the following table. The two operating mine segments, Mount Polley and Huckleberry, include exploration activities related to those segments. Corporate includes all other properties and related exploration and development activities. Transactions between segments are recorded at fair value.

2009	Mount Polley	Huckleberry	Corporate	Total
Segmented Revenues	$ 133,713	$ 67,227	$ 429	$ 201,369
Less inter-segment revenues	(143)	-	(89)	(232)
Revenues from external sources	$ 133,570	$ 67,227	$ 340	$ 201,137
Income (loss) from operations	$ 12,891	$ 23,140	$ (11,221)	$ 24,810
Depletion and depreciation	$ 12,805	$ 1,774	$ 228	$ 14,807
Capital Expenditures	$ 11,106	$ 7,561	$ 9,169	$ 27,836
Total Assets	$ 160,867	$ 71,413	$ 140,791	$ 373,071

2008	Mount Polley	Huckleberry	Corporate	Total
Segmented Revenues	$ 184,339	$ 44,893	$ 1,569	$ 230,801
Less inter-segment revenues	(1,006)	-	(50)	(1,056)
Revenues from external sources	$ 183,333	$ 44,893	$ 1,519	$ 229,745
Income (loss) from operations	$ 49,488	$ (27,254)	$ 3,179	$ 25,413
Depletion and depreciation	$ 20,810	$ 8,354	$ 35	$ 29,199
Capital Expenditures	$ 34,179	$ 4,526	$ 8,039	$ 46,744
Total Assets	$ 164,993	$ 81,108	$ 138,800	$ 384,901

	2009	2008
Revenue by geographic area		
Japan (including $66,946 (2008-$42,152) related to Huckleberry)	$ 118,149	$ 151,497
United States	51,499	22,275
Europe (including $176 (2008-$1,699) related to Huckleberry)	30,806	53,026
Canada	683	2,947
	$ 201,137	$ 229,745

Revenues are attributed to geographic area based on country of customer.

In 2009 the Company had four principal customers (2008-five principal customers) with each customer accounting for 26% (2008-10%), 24% (2008-22%), 21% (2008-12%), 15% (2008-22%), and 1% (2008-26%).

[expressed in thousands of dollars, except share amounts]

21. CONTINGENT LIABILITIES

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The status of the principal actions is as follows:

(a) Screening Level Review of Red Chris project under the Canadian Environmental Assessment Act.

On January 21, 2010 the Supreme Court of Canada limited the right of Responsible Federal Authorities to make project review scoping decisions under the Canadian Environmental Assessment Act. However, the Court declined to set aside the Federal Government's environmental assessment of the Red Chris project. As such the ruling is prospective and will not impact development of the Red Chris Project. Federal regulatory authorities remain authorized to issue approvals for mine development at Red Chris. Completion of mine development will be subject to compliance with the Metal Mining Effluent Regulations and habitat authorizations under the Fisheries Act.

(b) American Bullion Minerals Ltd. ("ABML")

In 2006 two minority shareholders of ABML (the "Petitioners") commenced action against the Company and others seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that the minority shareholder's shares be purchased by the respondents. The Petitioners also sought to have their Petition certified as a class action proceeding. That request was denied by the Court in the first instance and is now under appeal.

22.SUBSEQUENT EVENTS

Subsequent to December 31, 2009:

(a) Convertible debentures with a face value of $13,980 were converted into 1,616,173 common shares.

(b) The Company obtained a $12,000 revolving loan facility from a bank secured by accounts receivable and inventory to assist with working capital requirements. The loan bears interest at Bank Prime Rate plus 1%, is due on demand and is subject to maintenance of certain financial covenants.






Red Chris
Huckleberry Mine
Mount Polley Mine
Ruddock Creek
Catface
Sterling

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

604.669.8959 reception
604.488.2657 investor relations

info@imperialmetals.com
www.imperialmetals.com

TSX:III

Directors

Pierre Lebel, Chairman

Brian Kynoch

Larry Moeller

Ed Yurkowski

Ted Muraro

Management

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer &
Corporate Secretary

Kelly Findlay
Treasurer

Byng Giraud
Vice President,
Corporate Affairs

Gordon Keevil
Vice President,
Corporate Development

Patrick McAndless
Vice President, Exploration

Don Parsons
Vice President, Operations

Auditors

Deloitte & Touche LLP
Vancouver, BC

Bankers

Bank of Montreal
Calgary, AB

Legal Counsel

Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent

Computershare Investor Services Inc.
800.564.6253
www.computershare.com

Annual & Special Meeting

May 19, 2010 @ 2:00pm
in the Boardroom of
Fasken Martineau DuMoulin LLP
550 Burrard Street, Suite 2900
Vancouver, BC